Exhibit 99.1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this Form 6-K may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates," “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this Form 6-K include, but are not limited to statements regarding our future results of operations and financial position, future organic growth, industry and business trends, business strategy, plans (including our strategic review and related productivity enhancements and cost reductions, as well as our ability to refinance or meet our debt obligations), market growth, position and our objectives for future operations, including our ability to maintain relationships with customers and continue to renew customer lease agreements or the potential benefit of the terms of such renewals or our ability to grow our business through acquisitions, the impact (illustrative or otherwise) of the new agreements with MTN Nigeria (including certain rebased fee components) on our financial results, the impact of currency and exchange rate fluctuations (including the devaluation of the Naira) and other economic and geopolitical factors on our future results and operations, the outcome and potential benefit of our strategic review,  and our objectives for future operations.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	non-performance under or termination, non-renewal or material modification of our customer agreements;
●	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
●	a reduction in the creditworthiness and financial strength of our customers;
●	the business, legal and political risks in the countries in which we operate;
●	general macroeconomic conditions in the countries in which we operate;
●	changes to existing or new tax laws, rates or fees;
●	foreign exchange risks, particularly in relation to the Nigerian Naira, and/or ability to hedge against such risks in our commercial agreements or to access U.S. Dollars in our markets;
●	the effect of regional or global health pandemics, geopolitical conflicts and wars and acts of terrorism;
●	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives under anticipated costs, timelines, and complexity, such as our Carbon Reduction Roadmap (and Project Green), including plans to reduce diesel consumption, integrate solar panel and battery storage solutions on tower sites and connect more sites to the electricity grid;
●	our reliance on third-party contractors or suppliers, including failure, underperformance or inability to provide products or services to us (in a timely manner or at all) due to sanctions regulations, supply chain issues or for other reasons;
●	our estimates and assumptions and estimated operating results may differ materially from actual results;

●	increases in operating expenses, including increased costs for diesel;
●	failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;
●	loss of customers;
●	risks related to our indebtedness;
●	changes to the network deployment plans of mobile operators in the countries in which we operate;
●	a reduction in demand for our services;
●	the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals;
●	an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals;
●	our failure to integrate recent or future acquisitions;
●	the identification by management of material weaknesses in our internal control over financial reporting, which could affect our ability to produce accurate financial statements on a timely basis or cause us to fail to meet our future reporting obligations;
●	increased costs, harm to reputation, or other adverse impacts related to increased intention to and evolving expectations for environmental, social and governance initiatives;
●	our reliance on our senior management team and/or key employees;
●	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;
●	inability to raise financing to fund future growth opportunities or operating expense reduction strategies;
●	environmental liability;
●	inadequate insurance coverage, property loss and unforeseen business interruption;
●	compliance with or violations (or alleged violations) of laws, regulations and sanctions, including but not limited to those relating to telecommunications regulatory systems, tax, labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations;
●	fluctuations in global prices for diesel or other materials;
●	disruptions in our supply of diesel or other materials;
●	legal and arbitration proceedings;
●	our reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks;
●	risks related to the markets in which we operate, including but not limited to local community opposition to some of our sites or infrastructure, and the risks from our investments into emerging and other less developed markets;
●	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;

●	loss or damage of assets due to security issues or civil commotion;
●	loss or damage resulting from attacks on any information technology system or software;
●	loss or damage of assets due to extreme weather events whether or not due to climate change;
●	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;
●	risks related to our status as a foreign private issuer; and
●	the important factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

The forward-looking statements in this Form 6-K are based upon information available to us as of the date of this Form 6-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this Form 6-K and the documents that we reference in this Form 6-K with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Additionally, we may provide information herein that is not necessarily “material” under the federal securities laws for SEC reporting purposes, but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, we note that standards and expectations regarding greenhouse gas (GHG) accounting and the processes for measuring and counting GHG emissions and GHG emissions reductions are evolving, and it is possible that our approaches both to measuring our emissions and any reductions may be at some point, either currently or in future, considered by certain parties to not be in keeping with best practices. In addition, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. These forward-looking statements speak only as of the date of this Form 6-K. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this Form 6-K, whether as a result of any new information, future events or otherwise. Additionally, references to our website and other documents contained in this Form 6-K are provided for convenience only, and their content is not incorporated by reference into this Form 6-K.

CERTAIN DEFINED TERMS

Unless the context provides otherwise, references herein to:

●	“2026 Notes” refers to our $500 million 5.625% Senior Notes due 2026.
●	“2027 Notes” refers to our $940 million 8.0% Senior Notes due 2027.
●	“2028 Notes” refers to our $500 million 6.250% Senior Notes due 2028.
●	“9mobile” refers to Emerging Markets Telecommunication Services Limited, which was previously known as Etisalat Nigeria.
●	“Airtel Nigeria” refers to Airtel Networks Limited, a subsidiary of Airtel Africa.
●	“Brazilian Real” and “BRL” refers to the lawful currency of the Federative Republic of Brazil.
●	“CBN” refers to the Central Bank of Nigeria.
●	“CGU” refers to cash generating unit.
●	“Churn” refers to the loss of tenancies when services provided by us are terminated, a Tenant does not renew its contract or we have ceased recognizing revenue for sites under a customer’s contract in any particular period, adjusted for the reintegration of previously lost tenancies. When we decommission a site and move a customer from one of our sites to another site to rationalize our portfolio, this is not included in Churn.
●	“CODM” refers to chief operating decision maker.
●	“Colocation” refers to the installation of equipment on existing towers for a new tenant alongside current Tenants.
●	“Colocation Rate” refers to the average number of Tenants per Tower across our portfolio at a given point in time. We calculate the Colocation Rate by dividing the total number of Tenants across our portfolio by the total number of Towers across our portfolio at a given time.
●	“Contracted Revenue” refers to lease fees to be received from the existing Tenants of Key Customers for the remainder of each Tenant’s current contractual site lease term, lease fees to be received from the existing Lease Amendments of Key Customers for the remainder of each Lease Amendment’s current contractual term and lease fees to be received from Key Customers where we provide fiber access to an OLT for the remainder of the relevant contractual term, as of a specified date. In aggregating Contracted Revenue, we have taken the average lease rate for our Key Customers, which is applied to the remaining term of the tenancies, lease amendments and fiber access of each Key Customer, assuming constant foreign exchange rates, no escalation of lease rates despite contractual provisions in our MLAs in that regard, no new Tenants, new Lease Amendments or new access to fiber, no amendments to our existing MLA terms and no Churn. See “Risk Factors — Our Contracted Revenue is based on certain estimates and assumptions and actual results may differ materially from such estimated operating results,” in our Annual Report for the year ended December 31, 2023.
●	“Dollar”, “USD” or “$” refer to U.S. dollars.
●	“Euro” or “€” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.
●	“Executive Committee” refers to the Chief Executive Officer (“CEO”), the Chief Operating Officer (“COO”), the Chief Financial Officer (“CFO”), the General Counsel, the IHS Nigeria CEO and the Chief Human Resource Officer.
●	“FTTH” refers to Fiber-to-the-Home.
●	“FTTT” refers to Fiber-to-the-Tower.
●	“IFRS Accounting Standards” refers to Accounting Standards as issued by the International Accounting Standards Board (“IASB”).
●	“IHS Holding Limited Notes” refers to our 2026 Notes and our 2028 Notes, collectively.
●	“IHS Kuwait” refers to IHS Kuwait Limited for the Construction, Erection and Maintenance of Wired and Wireless Communication and Radar Towers and Stations with Limited Liability, one of our operating subsidiaries in Kuwait.

●	“IHS Netherlands Holdco B.V. Notes” refers to our 2027 Notes.
●	“IHS Nigeria” refers to IHS (Nigeria) Limited, one of our operating subsidiaries in Nigeria.
●	“INT Towers” refers to INT Towers Limited, one of our operating subsidiaries in Nigeria.
●	“Key Customers” refers to MTN Customers, Orange Cameroun S.A., or Orange Cameroon, Orange Côte d’Ivoire S.A., or Orange Côte d’Ivoire, 9mobile, Airtel Nigeria, Airtel Networks Zambia PLC, or Airtel Zambia, Airtel Rwanda Limited, or Airtel Rwanda, Claro S.A., or Claro Brazil, TIM Cellular S.A., or TIM Brasil, Telefonica Brasil S.A., or Vivo Brazil, Colombia Móvile S.A. E.S.P., or Tigo Colombia, COMSEL S.A., or Claro Colombia, Oi S.A., or Oi Brazil, Zain Kuwait and Telkom South Africa.
●	“Kuwait Acquisition” refers to the acquisition by us of an aggregate of 1,499 towers from Zain Kuwait, following the completion of multiple closings pursuant to an acquisition signed in October 2017. As part of the transaction, some towers that we have not purchased are managed and operated under a Managed Services agreement, and currently comprise approximately 121 towers. These towers are operated in Kuwait through an entity in which we own 70% of the shares and Zain Kuwait owns the remaining 30%.
●	"Latam” refers to our business segment that includes our markets in Latin America, which currently are Brazil and Colombia.
●	“Lease Amendments” refers to the installation of additional equipment on a site or the provision of certain ancillary services for an existing Tenant, for which we charge our customers a recurring lease fee.
●	“Managed Services” refers to when MNOs outsource the day-to-day operations of their owned towers or other towers on which they are present, including maintenance, security and power supply.
●	"MENA” refers to our business segment that includes our markets in the Middle East and North Africa region, which currently are Egypt and Kuwait.
●	“MLA” refers to the long-term lease agreements we enter into with our customers, including but not limited to master lease agreements, master services agreements, infrastructure sharing agreements, master tower space use/license agreements and MLL agreements.
●	“MLL” refers to towers we manage with a license to lease for a defined period. Where there is an MLL agreement, we have the right to lease out space on the tower to other MNOs and provide services, generating further revenue for ourselves. The site owner typically reduces its operating costs and eliminates capital expenditures.
●	“MNOs” refers to mobile network operators.
●	“MTN Customers” refers to MTN Nigeria, MTN Côte d’Ivoire S.A., or MTN Côte d’Ivoire, MTN Cameroon Limited, or MTN Cameroon, MTN Zambia Limited, or MTN Zambia, MTN Rwandacell Limited, or MTN Rwanda or MTN South Africa.
●	“MTN Group” refers to MTN Group Limited and its subsidiaries, one of which is one of our shareholders as well as a related party of certain MTN operating entities that are our customers in the countries in which we currently operate. In each African market in which we currently operate, one of the MTN operating entities is a customer of ours.
●	“MTN Nigeria” refers to MTN Nigeria Communications PLC.
●	“MTN SA Acquisition” refers to the acquisition of 5,691 towers from MTN South Africa on May 31, 2022. As part of the transaction, we were previously required to provide Managed Services, including to approximately 7,100 additional MTN South Africa sites; however, in May 2024 we signed an agreement with MTN South Africa to unwind the power managed services agreement. IHS Towers will over time own 70% of the South African Towers business with the remaining 30% owned by a B-BBEE consortium. While we signed a shareholding agreement with a consortium of B-BBEE parties in September 2024, completion of this agreement and their shareholding remains subject to various conditions and implementation of required arrangements and processes, including but not limited to regulatory approval
●	“MTN South Africa” refers to Mobile Telephone Networks Proprietary Limited.
●	“NAFEM” refers to the Nigerian Autonomous Foreign Exchange Rate Fixing Market introduced by the CBN in October 2023 to rename the Investors’ and Exporters’ foreign exchange trading window implemented by the Central Bank of Nigeria in April 2017.

●	“NAFEX” refers to the Nigerian Autonomous Foreign Exchange Rate Fixing and is the reference rate for spot FX operations in the Autonomous FX Market in Nigeria.
●	“Naira”, “NGN” and “₦” refers to the lawful currency of the Federal Republic of Nigeria.
●	“New Sites” refers to Towers owned and operated by the Group constructed through build-to-suit arrangements for the initial Tenant.
●	“Notes” refers to the IHS Holding Limited Notes and IHS Netherlands Holdco B.V. Notes, collectively.
●	“OLT” refers to an optical line terminal or optical line termination, which is a device which serves as the service provider endpoint of a passive optical network.
●	“Project Green” refers to the current phase of our Carbon Reduction Roadmap.
●	“ROU” refers to towers we operate under a right of use agreement for a defined period. Where there is an ROU agreement, we have the right to lease out space on the tower to other MNOs and provide services, generating further revenue for ourselves.
●	“South African Rand” and “ZAR” refers to the lawful currency of the Republic of South Africa.
●	“sites” refers to towers that are owned or operated by us.
●	“SLAs” refer to site-specific documents or agreements entered into in relation to specific sites pursuant to an MLA.
●	“SSA” refers to our business segment that includes our markets in the Sub-Saharan region of Africa, which currently are Cameroon, Côte d’Ivoire, Rwanda, South Africa and Zambia.
●	“Tenants” refers to the number of distinct customers who have leased space on each Tower across our portfolio. For example, if one customer had leased tower space on five of our Towers, we would have five Tenants.
●	“Third quarter” refers to the three month period ended September 30, and 2024 unless otherwise specified.
●	“Towers” refers to ground-based towers, rooftop and wall-mounted towers, cell poles, in-building solutions, small cells, distributed antenna systems and cells-on-wheels, each of which is deployed to support wireless transmission equipment. We measure the number of Towers in our portfolio at a given time by counting the number of Towers that we own or operate with at least one Tenant. The number of Towers in our portfolio excludes any towers for which we provide managed services.
●	“Year-to-date” refers to the nine month period ended September 30, 2024.
●	“Zain Kuwait” refers to Mobile Telecommunications Company K.S.C.P.

PART I ‒ FINANCIAL INFORMATION

Item 1. Interim Financial Statements

CONDENSED CONSOLIDATED STATEMENT OF LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2024, AND 2023

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
	Note	2024	2023	2024	2023
		$’000	$’000	$’000	$’000

Revenue		420,282	467,023	1,273,403	1,615,755
Cost of sales*	6	(201,745)	(358,883)	(662,745)	(962,628)
Administrative expenses	7	(97,099)	(93,835)	(347,558)	(291,877)
Net reversal of loss allowance/(net loss allowance) on trade receivables		4,286	(711)	2,107	(5,225)
Other income		63	33	1,656	369
Operating income		125,787	13,627	266,863	356,394
Finance income	8	25,732	5,823	49,696	18,233
Finance costs*	9	(350,825)	(271,595)	(2,163,157)	(1,816,864)
Loss before income tax*		(199,306)	(252,145)	(1,846,598)	(1,442,237)
Income tax expense	10	(6,397)	(16,659)	(40,669)	(89,118)
Loss for the period*		(205,703)	(268,804)	(1,887,267)	(1,531,355)

Loss attributable to:
Owners of the Company*		(204,143)	(266,830)	(1,878,540)	(1,523,021)
Non‑controlling interests		(1,560)	(1,974)	(8,727)	(8,334)
Loss for the period		(205,703)	(268,804)	(1,887,267)	(1,531,355)

Loss per share ($) - basic*	11	(0.61)	(0.80)	(5.64)	(4.57)
Loss per share ($) - diluted*	11	(0.61)	(0.80)	(5.64)	(4.57)

Other comprehensive income:
Items that may be reclassified to income or loss
Exchange differences on translation of foreign operations*		227,539	5,346	1,264,063	634,802
Other comprehensive income for the period, net of taxes*		227,539	5,346	1,264,063	634,802

Total comprehensive income/(loss) for the period*		21,836	(263,458)	(623,204)	(896,553)

Total comprehensive income/(loss) attributable to:
Owners of the Company*		18,051	(254,269)	(592,175)	(896,612)
Non‑controlling interests		3,785	(9,189)	(31,029)	59
Total comprehensive income/(loss) for the period*		21,836	(263,458)	(623,204)	(896,553)

*Revised comparative periods to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria (see note 21).

The notes on pages 13 to 35 form part of the condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

AT SEPTEMBER 30, 2024, AND DECEMBER 31, 2023

		September 30,	December 31,
	Note	2024	2023
		$’000	$’000
Non‑current assets
Property, plant and equipment		1,436,945	1,740,235
Right of use assets		807,033	886,909
Goodwill		441,971	619,298
Other intangible assets		809,667	933,030
Deferred income tax assets		64,508	63,786
Derivative financial instrument assets	12	31,170	1,540
Trade and other receivables	13	127,198	147,305
		3,718,492	4,392,103
Current assets
Inventories		31,874	40,589
Income tax receivable	10	1,992	3,755
Derivative financial instrument assets	12	157	565
Trade and other receivables	13	421,218	607,835
Cash and cash equivalents		397,499	293,823
Assets held for sale		—	26,040
		852,740	972,607

TOTAL ASSETS		4,571,232	5,364,710

Non‑current liabilities
Trade and other payables	14	5,153	4,629
Borrowings	15	3,354,762	3,056,696
Lease liabilities	16	513,484	510,838
Provisions for other liabilities and charges		95,447	86,131
Deferred income tax liabilities		127,923	137,106
		4,096,769	3,795,400
Current liabilities
Trade and other payables	14	400,929	532,627
Provisions for other liabilities and charges		160	277
Derivative financial instrument liabilities	12	10,537	68,133
Income tax payable	10	58,106	75,612
Borrowings	15	176,996	454,151
Lease liabilities	16	93,699	91,156
		740,427	1,221,956

TOTAL LIABILITIES		4,837,196	5,017,356

Stated capital	17	5,399,635	5,394,812
Accumulated losses		(7,171,934)	(5,293,394)
Other reserves		1,299,858	8,430
Equity attributable to owners of the Company		(472,441)	109,848
Non‑controlling interests		206,477	237,506
TOTAL EQUITY		(265,964)	347,354

TOTAL LIABILITIES AND EQUITY		4,571,232	5,364,710

The notes on pages 13 to 35 form part of the condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024, AND 2023

	Attributable to owners of the Company
					Non‑
	Stated	Accumulated	Other		controlling	Total
	capital	losses	reserves	Total	interests	equity
	$’000	$’000	$’000	$’000	$’000	$’000

Balance at January 1, 2023	5,311,953	(3,317,652)	(861,271)	1,133,030	227,200	1,360,230
Shares repurchased and canceled through buyback program	(10,022)	—	—	(10,022)	—	(10,022)
NCI arising on business combination	—	—	—	—	1,922	1,922
Options converted to shares	89,432	—	(89,432)	—	—	—
Share‑based payment expense	—	—	9,327	9,327	—	9,327
Other reclassifications related to share-based payment	—	867	(1,426)	(559)	—	(559)
Total transactions with owners	79,410	867	(81,531)	(1,254)	1,922	668

Loss for the period*	—	(1,523,021)	—	(1,523,021)	(8,334)	(1,531,355)
Other comprehensive income*	—	—	626,409	626,409	8,393	634,802
Total comprehensive (loss)/income*	—	(1,523,021)	626,409	(896,612)	59	(896,553)

Balance at September 30, 2023*	5,391,363	(4,839,806)	(316,393)	235,164	229,181	464,345

Balance at January 1, 2024	5,394,812	(5,293,394)	8,430	109,848	237,506	347,354
Options converted to shares	4,823	—	(4,823)	—	—	—
Share‑based payment expense	—	—	9,886	9,886	—	9,886
Total transactions with owners	4,823	—	5,063	9,886	—	9,886

Loss for the period	—	(1,878,540)	—	(1,878,540)	(8,727)	(1,887,267)
Other comprehensive income/(loss)	—	—	1,286,365	1,286,365	(22,302)	1,264,063
Total comprehensive (loss)/income	—	(1,878,540)	1,286,365	(592,175)	(31,029)	(623,204)

Balance at September 30, 2024	5,399,635	(7,171,934)	1,299,858	(472,441)	206,477	(265,964)

*Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria (see note 21).

The notes on pages 13 to 35 form part of the condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2024, AND 2023

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
	Note	2024	2023	2024	2023
		$’000	$’000	$’000	$’000
Cash flows from operating activities
Cash from operations*	18	182,431	229,913	427,011	740,869
Income taxes paid		(6,575)	(8,450)	(35,091)	(42,407)
Payment for rent		(1,362)	(1,204)	(6,871)	(4,147)
Payment for tower and tower equipment decommissioning		(27)	(6)	(52)	(327)
Net cash generated from operating activities*		174,467	220,253	384,997	693,988

Cash flow from investing activities
Purchase of property, plant and equipment*		(52,175)	(119,889)	(173,709)	(383,456)
Payment in advance for property, plant and equipment		(9,730)	(18,772)	(15,581)	(88,920)
Purchase of software and licenses		(562)	(3,494)	(3,291)	(19,670)
Consideration paid on business combinations, net of cash acquired		—	(4,486)	—	(4,486)
Proceeds from sale of subsidiary, net of cash disposed		—	—	4,073	—
Proceeds from disposal of property, plant and equipment		12,962	508	14,999	1,468
Insurance claims received		11	32	51	310
Interest income received	8	5,017	5,761	12,851	17,338
Deposit of short-term deposits		(4,077)	(59,173)	(40,590)	(187,938)
Refund of short-term deposits		4,037	15,908	208,717	36,631
Net cash (used in)/generated from investing activities*		(44,517)	(183,605)	7,520	(628,723)

Cash flows from financing activities
Shares repurchased and canceled through buyback program		—	(5,713)	—	(5,713)
Bank loans and bond proceeds received and transaction costs paid		(194)	318,765	611,397	976,944
Bank loans and bonds repaid		(58,998)	(226,741)	(465,823)	(644,591)
Fees on loans and derivative instruments		(2,041)	(6,149)	(9,295)	(14,820)
Interest paid		(87,037)	(79,173)	(253,001)	(224,118)
Payment for the principal of lease liabilities		(11,929)	(14,844)	(44,463)	(59,426)
Interest paid for lease liabilities		(15,849)	(15,405)	(46,546)	(40,699)
Net (loss)/gain settled on derivative instruments		(2,644)	145	(22,571)	617
Net cash used in financing activities		(178,692)	(29,115)	(230,302)	(11,806)

Net (decrease)/increase in cash and cash equivalents		(48,742)	7,533	162,215	53,459
Cash and cash equivalents at beginning of period		445,713	433,048	293,823	514,078
Effect of movements in exchange rates on cash		528	(15,145)	(58,539)	(142,101)
Cash and cash equivalents at end of period		397,499	425,436	397,499	425,436

*Revised comparative periods to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria (see note 21).

The notes on pages 13 to 35 form part of the condensed consolidated interim financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.General Information

The financial statements are the unaudited condensed consolidated interim financial statements (hereafter “financial statements”) of IHS Holding Limited (the “Company”) and its subsidiaries (together hereafter referred to as the “Group”). IHS Holding Limited is incorporated in the Cayman Islands under the Companies Act (as amended) as an exempted company with limited liability. The Company is domiciled in the Cayman Islands and the address of its registered office is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

The financial period represents the three and nine months ended September 30, 2024, with the prior period representing the three and nine months ended September 30, 2023. The financial statements are presented in U.S. Dollars ($) and all values are rounded to the nearest thousand, except where otherwise indicated.

2.Summary of material accounting policies

2.1Basis of preparation

The financial statements for the three and nine months ended September 30, 2024, have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ (IAS 34), as issued by the International Accounting Standards Board (IASB).

The condensed financial statements do not amount to full financial statements and do not include all of the information and disclosures required for full annual financial statements. These should be read in conjunction with the consolidated annual financial statements of the Group for the year ended December 31, 2023, which have been prepared in accordance with IFRS® Accounting Standards as issued by the IASB, as noted within note 2.1 of the consolidated annual financial statements.

In management’s opinion, the accompanying financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of September 30, 2024, and its results of operations for the three and nine months ended September 30, 2024, and 2023, cash flows for the three and nine months ended September 30, 2024, and 2023, and statement of changes in equity for the nine months ended September 30, 2024, and 2023. Certain amounts related to financial instruments in the prior period condensed consolidated statement of loss and other comprehensive income, condensed consolidated statement of financial position, and condensed consolidated statement of cash flows have been reclassified to conform to the current year presentation. The condensed consolidated statement of financial position as of December 31, 2023, was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements.

2.2Approval

These condensed consolidated interim financial statements were authorized and approved for issue on November 11, 2024.

2.3Income tax

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual income or loss.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

2.4Changes in accounting policies and disclosures

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except the new standards, amendments and interpretations adopted by the Group during the period.

(a)New standards, amendments and interpretations adopted by the Group

The Group has applied the following standards, amendments and interpretations for its reporting period commencing January 1, 2024:

●	Classification of Liabilities as Current or Non-current - Deferral of Effective Date (Amendment to IAS 1)
●	Non-current Liabilities with Covenants Amendments to IAS 1
●	Lease Liability in a Sale and Leaseback Amendments to IFRS 16
●	Supplier finance arrangements - Amendments to IAS 7 and IFRS 7
●	Climate-related Commitments (IAS 37 Provisions, Contingent Liabilities and Contingent Assets)—Agenda Paper 2
●	Payments Contingent on Continued Employment during Handover Periods (IFRS 3 Business Combinations)—Agenda Paper 3

The above did not have any material impact on the Group’s interim financial statements.

(b)New standards, amendments and interpretations not yet adopted by the Group

Certain standards, amendments and interpretations have been published through September 30, 2024, that are not yet effective and have not been early adopted by the Group. They are:

●	Lack of Exchangeability (Amendments to IAS 21)
●	Presentation and Disclosure in Financial Statements (IFRS 18)
●	Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
●	Disclosure of Revenues and Expenses for Reportable Segments (IFRS 8 Operating Segments)—Agenda Paper 2

The Company is in the process of analyzing the impact of the above.

3.Critical accounting estimates and judgments

The preparation of interim financial statements requires management to make certain judgments, accounting estimates and assumptions that affect the amounts reported for the assets and liabilities at the reporting date and the amounts reported for revenues and expenses during the period. The nature of the estimation means that actual outcomes could differ from those estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same, except as mentioned below, as those that applied to the consolidated financial statements for the year ended December 31, 2023.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

(a)Going Concern

As part of their regular assessment of the Group’s liquidity and financing position, the Directors have prepared detailed forecasts for a period which extends beyond 12 months after the date of approval of these financial statements. In assessing the forecasts, the Directors have considered:

●	the current economic conditions in the operating markets and the impact on trading performance;
●	the impact of macroeconomic factors, particularly interest rates and foreign exchange rates, including further devaluation of the Nigerian Naira up to the date of issuance of these financial statements, and the ongoing impact of geopolitical conflicts and wars;
●	the status of the Group’s financial arrangements and recent activities (see also note 15 and 22);
●	mitigating actions available should business activities fall behind current expectations; and
●	additional sensitivity analysis under a stressed scenario to assess the impact of a severe but plausible downside case.

In addition, the Directors have considered the following:

The Group has cash and cash equivalents of $397.5 million as of September 30, 2024:

●	Assessed current cash reserves and the availability of undrawn facilities and continues to monitor available liquidity in the context of ongoing operational requirements and planned capital expenditure;
●	All of the Group’s operations are cash generative; and
●	Our IT team monitors the risk of fraud, data or security breaches, loss of data and the potential for other cyber-related attacks and utilizes security measures to mitigate such risks.

Having carefully considered the factors noted above, the Directors have a reasonable expectation that the Group have adequate resources to continue in operational existence for at least 12 months from the date of issuance of these financial statements and to operate within the covenant levels of its current debt facilities. The Directors therefore continue to consider it appropriate to adopt the going concern basis of accounting in preparing the financial statements.

(b) Assessment of appropriate foreign exchange rate

The Group uses the USD/NGN rate published by Bloomberg for the translation of USD transactions and denominated balances in the Nigerian subsidiaries and also for consolidation purposes.

4.Capital risk management and fair value measurements

The Group’s activities expose it to a variety of financial risks including market risk (foreign exchange risk and interest rate risk), credit risk and liquidity risk.

The financial statements do not include all financial risk management information and disclosures required in annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2023.

There have been no changes in any risk management policies since December 31, 2023.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

Fair value hierarchy

The different levels have been defined as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
●	Inputs for the asset or liability that are not based on observable market data (that is unobservable inputs) (level 3).

As of reporting period end, the Group’s financial instruments held at fair value all had a level 2 classification. These instruments comprise primarily foreign exchange swaps, interest rate caps and options embedded in the bonds (see note 12 for further details). Their fair values are determined based on mark to market values provided by the counterparty financial institutions or valuation techniques using observable market data. There were no transfers between different levels during the reporting period and the Group did not change any valuation techniques in determining the level 2 fair values.

Fair value estimation

	At September 30, 2024		At December 31, 2023
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	$’000	$’000	$’000	$’000

Financial liabilities
Total borrowings (note 15)	3,531,758	3,496,503	3,510,847	3,224,775
	3,531,758	3,496,503	3,510,847	3,224,775

The fair values of total borrowings presented above are classified as Level 2 of the fair value hierarchy and are based on discounted cash flows using a current borrowing rate.

Other than total borrowings, the fair values of financial assets and financial liabilities are not materially different from their carrying values.

5.Segment reporting

The Group’s Executive Committee is identified as the CODM that reviews the Company’s internal reporting to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The CODM has identified four reportable and operating segments:

●	Nigeria;
●	SSA;
●	Latam; and
●	MENA

The basis of segmentation and measurement of segment financial information is consistent with that of the previous financial year and corresponding interim reporting period.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

The CODM primarily uses a measure of Adjusted EBITDA (defined as income/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, impairment of goodwill, business combination transaction costs, impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent, reversal of provision for decommissioning costs, net (gain)/loss on sale of assets, share-based payment (credit)/expense, insurance claims and certain other items that management believes are not indicative of the core performance of our business). The most directly comparable IFRS measure to Adjusted EBITDA is our income/(loss) for the period. The CODM also regularly receives information about the Group’s revenue, assets and liabilities. The Group has additional corporate costs which do not meet the quantitative thresholds to be separately reported and therefore are not allocated to operating segments. Segment Adjusted EBITDA represents Adjusted EBITDA excluding unallocated corporate expenses.

There are no revenue transactions which occur between operating segments. Intercompany finance income, finance costs and loans are not included in the amounts below.

The segment’s assets and liabilities are comprised of all assets and liabilities attributable to the segment, based on the operations of the segment and the physical location of the assets, including goodwill and other intangible assets and are measured in the same way as in the financial statements. Other assets and liabilities that are not attributable to Nigeria, SSA, Latam and MENA segments consist principally of amounts excluded from specific segments including costs incurred for and by Group functions not attributable directly to the operations of the reportable segments, share based payment and any amounts due on debt held at Group level as the balances are not utilized in assessing each segment’s performance.

Summarized financial information is as follows:

	Nigeria	SSA	Latam	MENA	Total
	$’000	$’000	$’000	$’000	$’000

Three months ended September 30, 2024
Revenues from external customers	242,290	120,139	45,148	12,705	420,282
Segment Adjusted EBITDA	158,900	81,046	33,798	8,014	281,758

Three months ended September 30, 2023
Revenues from external customers	271,394	133,481	51,883	10,265	467,023
Segment Adjusted EBITDA*	164,152	66,285	38,163	5,155	273,755

Nine months ended September 30, 2024
Revenues from external customers	739,596	359,669	139,385	34,753	1,273,403
Segment Adjusted EBITDA	433,160	227,154	100,922	20,253	781,489

Nine months ended September 30, 2023
Revenues from external customers	1,060,964	379,034	145,876	29,881	1,615,755
Segment Adjusted EBITDA*	655,476	194,701	104,665	14,205	969,047

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

Reconciliation of information on reportable segments to the amounts reported in the financial statements:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000

Segment Adjusted EBITDA*	281,758	273,755	781,489	969,047
Finance costs (note 9)*	(350,825)	(271,595)	(2,163,157)	(1,816,864)
Depreciation and amortization (note 6 and 7)	(91,308)	(104,931)	(266,040)	(340,381)
Impairment of withholding tax receivables (note 7)	(21,855)	(10,508)	(32,827)	(35,112)
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent (note 6)	(4,132)	(103,429)	(10,075)	(108,510)
Share‑based payment expense (note 7)	(1,813)	(2,654)	(9,879)	(9,571)
Other costs(b)	(1,783)	(3,211)	(8,175)	(8,059)
Business combination costs (note 7)	(578)	(161)	(958)	(1,647)
Impairment of goodwill (note 7)	—	—	(87,894)	—
Impairment of assets held for sale (note 6)	—	—	(2,853)	—
Impairment of other fixed assets (note 7)	—	—	(31)	—
Insurance claims	11	32	51	310
Net gain on disposal of property, plant and equipment (note 7)	1,270	386	3,562	952
Finance income (note 8)	25,732	5,823	49,696	18,233
Other non-operating income	—	1	—	59
Unallocated corporate expenses(a)	(35,783)	(35,653)	(99,507)	(110,694)
Loss before income tax*	(199,306)	(252,145)	(1,846,598)	(1,442,237)

*Revised comparative periods to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria (see note 21).

(a)	Unallocated corporate expenses primarily consist of costs associated with centralized Group functions including Group executive, legal, finance, tax and treasury services.
(b)

Other costs for the three months ended September 30, 2024, included one-off consulting fees related to corporate structures and operating systems of $0.7 million (three months ended September 30, 2023: $1.7 million) and $5.2 million for the nine months ended September 30, 2024 (nine months ended September 30, 2023: $4.5 million); costs related to internal reorganization for the three months ended September 30, 2024, of $0.9 million (three months ended September 30, 2023: $0.6 million) and $2.7 million for the nine months ended September 30, 2024 (nine months ended September 30, 2023: $0.7 million); other one-off consulting services for the three months ended September 30, 2024, of $Nil (three months ended September 30, 2023: $0.7 million) and $Nil for the nine months ended September 30, 2024 (nine months ended September 30, 2023: $1.7 million); one-off professional fees related to financing for the three months ended September 30, 2024, of $0.1 million (three months ended September 30, 2023: $Nil) and $0.2 million for the nine months ended September 30, 2024 (nine months ended September 30, 2023: $0.2 million).

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

Summarized segment assets and liabilities are as follows:

	Nigeria	SSA	Latam	MENA
	$’000	$’000	$’000	$’000

Segment assets
September 30, 2024	864,285	1,404,708	1,950,563	176,097
September 30, 2023*	1,626,256	1,401,864	2,137,361	185,536

Segment liabilities
September 30, 2024	337,821	918,208	774,138	101,060
September 30, 2023*	957,814	819,213	728,975	113,263

Additions of property, plant and equipment, right of use assets and intangible assets:
Three months ended September 30, 2024	19,389	34,226	42,797	2,443
Three months ended September 30, 2023	51,631	28,005	82,060	6,227
Nine months ended September 30, 2024	69,804	72,812	130,240	4,939
Nine months ended September 30, 2023	253,146	81,158	172,867	15,039

*Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria (see note 21).

Revenue from two tier one customers represents more than 10% of the Group’s total revenue as follows:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
			$’000	$’000

Customer A	62%	63%	61%	60%
Customer B	14%	14%	15%	16%

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

6.Cost of sales

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000

Power generation	84,342	89,883	263,803	303,815
Depreciation(a)	75,420	89,850	223,005	293,784
Tower repairs and maintenance	12,974	20,364	37,476	77,762
Amortization	9,167	10,908	28,769	33,871
Staff costs	5,764	7,240	18,564	25,385
Security services	5,204	9,650	13,157	33,756
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent	4,132	103,429	10,075	108,510
Short-term rental	2,443	2,605	6,074	8,195
Insurance	1,148	1,081	3,468	3,635
Travel costs	699	1,753	4,076	7,967
Vehicle maintenance and repairs	467	495	1,359	1,556
Professional fees	462	905	1,324	2,106
Impairment of assets held for sale	—	—	2,853	—
Regulatory fees(b)	(2,784)	9,365	11,815	30,562
Other*/(c)	2,307	11,355	36,927	31,724
	201,745	358,883	662,745	962,628

*Revised comparative periods to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria (see note 21).

(a)	Presented net of related indirect tax receivable in Brazil of $1.0 million in 2024.
(b)	Net income for the three months ended September 30, 2024, primarily relates to a review of the current and historical license obligations in the SSA segment.
(c)

Included in “Other” for the three months ended September 30, 2024, are $0.2 million in foreign exchange losses on cost of sales (three months ended September 30, 2023: $8.8 million) and for the nine months ended September 30, 2024: foreign exchange losses on cost of sales of $30.4 million (nine months ended September 30, 2023: $25.4 million).

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

7.Administrative expenses

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000

Staff costs	38,517	38,210	104,135	114,765
Impairment of withholding tax receivables(a)	21,855	10,508	32,827	35,112
Professional fees	10,971	14,231	38,065	43,634
Facilities, short-term rental and upkeep	7,089	8,822	23,629	30,010
Amortization	4,113	1,429	6,241	4,225
Key management compensation	3,864	4,674	13,703	12,914
Depreciation	2,608	2,744	8,025	8,501
Travel costs	2,410	3,640	8,408	10,318
Share‑based payment expense	1,813	2,654	9,879	9,571
Business combination costs	578	161	958	1,647
Operating taxes	406	266	1,075	382
Impairment of goodwill	—	—	87,894	—
Impairment of other fixed assets	—	—	31	—
Net gain on disposal of property, plant and equipment	(1,270)	(386)	(3,562)	(952)
Other	4,145	6,882	16,250	21,750
	97,099	93,835	347,558	291,877

(a)	Withholding tax receivables were impaired following the Group’s assessment of the recoverability of withholding tax assets based on a five-year cash flow projection and an analysis of the utilization of withholding tax balances against future income tax liabilities.

We have recognized for the three month period ended March 31, 2024, an impairment of $87.9 million in the IHS Latam tower businesses group of cash generating units (“CGUs”). This is mainly due to the restructuring of our customer Oi S.A. (“Oi”) in Brazil. On April 19, 2024, an Oi restructuring plan was presented to court in Brazil and was agreed upon by creditors including IHS, in relation to Oi’s ongoing judicial recovery proceedings. As a result of the agreed upon terms, the carrying amount of the IHS Latam tower businesses group of CGUs has been reduced to its recoverable amount, through the recognition of an impairment loss against goodwill. This loss is included in administrative expenses in the condensed consolidated statement of loss and other comprehensive income.

Changes in key assumptions from December 31, 2023, are as follows:

●	Discount rate changed from 11.0% to 10.3%

For the Latam tower businesses group of CGUs these reasonably possible change scenarios would have individually resulted in the impairment charge increase as follows:

	1% increase	1% decrease	15% decrease
	in post tax	in terminal	in tenancy
	discount rate	growth rate	growth
	$'000	$'000	$'000

IHS Latam Tower businesses	165,663	103,808	110,944

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

8.Finance income

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000

Fair value gain on embedded options	19,030	—	29,630	—
Interest income - bank deposits	5,017	5,761	12,851	17,338
Net foreign exchange gain arising from derivative instruments - unrealized	1,307	—	6,985	—
Net foreign exchange gain arising from financing - realized	378	—	—	—
Fair value gain on interest rate caps	—	62	230	475
Net foreign exchange gain arising from derivative instruments - realized	—	—	—	420
	25,732	5,823	49,696	18,233

9.Finance costs

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000

Net foreign exchange loss arising from financing - unrealized*	236,028	128,087	1,779,460	1,281,497
Interest expenses - third party loans	85,503	95,500	257,425	270,491
Interest and finance charges paid/payable for lease liabilities	17,002	16,121	51,110	47,323
Interest expense - withholding tax paid on bond interest	4,625	4,233	11,771	10,974
Net foreign exchange loss on derivative instruments - realized	2,855	—	23,209	—
Fees on loans and financial derivatives	2,485	6,462	10,402	12,395
Unwinding of discount on decommissioning liability	2,293	2,360	6,831	6,941
Fair value loss on interest caps	34	—	—	—
Net foreign exchange loss arising from financing - realized	—	10,325	22,949	117,377
Fair value loss on embedded options	—	5,260	—	4,510
Net foreign exchange loss on derivative instruments - unrealized	—	3,247	—	65,356
	350,825	271,595	2,163,157	1,816,864

*Revised comparative periods to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria (see note 21).

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

10.Taxation

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000

Current taxes	2,473	28,567	45,109	91,484
Deferred income taxes	3,924	(11,908)	(4,440)	(2,366)
Total taxes	6,397	16,659	40,669	89,118

Income tax expense is recognized in each interim period based on tax computations for each group entity based upon the income or loss before tax in the period. Adjustments for material temporary and permanent differences are made by reference to the relevant tax rules, making suitable pro-rated adjustments for rates applying on an annual basis for the full financial year under the tax rules. Accordingly, the interim period income tax expense is accrued at the effective tax rate that would be applicable to the pre-tax income of the interim period.

Income tax payable at September 30, 2024 was $58.1 million. The reduction of $17.5 million for the nine months ended September 30, 2024, is primarily driven by the movement in the uncertain tax positions of $10.8 million as a result of the Naira devaluation.

As a result of the goodwill impairment in Latam tower businesses group of CGUs for the nine months ended September 30, 2024, the Group reassessed recoverability of the related deferred tax assets and determined that no change to the position that deferred tax assets are recognized was required.

International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12

The United Kingdom has enacted a Multinational Top-Up Tax based upon the Organization for Economic Co-operation and Development Pillar Two Global Anti-Base Erosion Rules (“Pillar Two”). The legislation is in effect for the Group’s financial year beginning January 1, 2024. The Group is in scope by virtue of the parent company being tax resident in the UK. The Group applied the IAS 12 ‘Income taxes’ exception to recognizing and disclosing information about deferred tax assets and liabilities related to the Pillar Two model rules.

A liability to Pillar Two is anticipated to arise with respect to certain jurisdictions where the Pillar Two effective tax rate is below 15%. As a result, the Group recognized an estimated current tax expense of $4.6 million for the nine months ended September 30, 2024.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

11.Loss per share

The following table sets forth basic and diluted net loss per common share computational data (in thousands, except per share data):

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023

Loss attributable to equity holders ($’000)*	(205,703)	(268,804)	(1,887,267)	(1,531,355)
Less: allocation of loss to non‑controlling interests ($’000)	(1,560)	(1,974)	(8,727)	(8,334)
Loss attributable to IHS common shareholders ($’000)*	(204,143)	(266,830)	(1,878,540)	(1,523,021)

Basic weighted average shares outstanding (‘000)	333,151	334,046	332,948	333,388
Potentially dilutive securities (‘000)	2,880	1,811	1,628	2,079
Potentially dilutive weighted average common shares outstanding (‘000)	336,031	335,857	334,576	335,467

Loss per share:
Basic loss per share ($)*	(0.61)	(0.80)	(5.64)	(4.57)
Diluted loss per share ($)*	(0.61)	(0.80)	(5.64)	(4.57)

*Revised comparative periods to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria (see note 21).

Potentially dilutive securities include share-based compensation options, but for the three and nine months ended September 30, 2024, and the three and nine months ended September 30, 2023, these securities were anti-dilutive and thus do not impact diluted loss per share.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

12.Derivative financial instruments

The derivative instruments have been classified as fair value through profit or loss. The instruments are measured at fair value with the resultant gains or losses recognized in the condensed consolidated statement of loss and other comprehensive income. The related net foreign exchange gain/(loss) is included in finance income (note 8) and finance costs (note 9).

The underlying contractual notional amounts for the derivative instruments as of September 30, 2024, and as of December 31, 2023, are as follows:

	September 30,	December 31,
	2024	2023
	$’000	$’000

Derivative instruments
Embedded options within listed bonds(a)	1,940,000	1,940,000
Foreign exchange swaps	14,500	125,000
	1,954,500	2,065,000
(a)	This relates to early redemption clauses within the Group’s Senior Notes (see note 15 - Borrowings). On or after September 18, 2024, the 2027 Notes may be redeemed (in whole or in part) at a price of 100.00000%. On or after November 29, 2023, 2024 or 2025, the 2026 Notes may be redeemed (in whole or in part) at a price of 102.81250%, 101.40625% and 100.00000%, respectively. On or after November 29, 2024, 2025 or 2026, the 2028 Notes may be redeemed (in whole or in part) at a price of 103.12500%, 101.5625% and 100.0000%, respectively.

The fair value balances are as follows:

	September 30,	December 31,
	2024	2023
	$’000	$’000

Derivative instruments
Embedded options within listed bonds	31,170	1,540
Interest rate caps	157	565
Foreign exchange swaps	(10,537)	(68,133)
	20,790	(66,028)

The change in fair value of the derivative instruments has been recorded in the condensed consolidated statement of loss and other comprehensive income as follows:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000

Derivative instruments
Embedded options within listed bonds	19,030	(5,260)	29,630	(4,510)
Foreign exchange swaps	1,307	(3,247)	6,985	(65,356)
Interest rate caps	(34)	62	230	475
	20,303	(8,445)	36,845	(69,391)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

13.Trade and other receivables

	September 30,	December 31,
	2024	2023
	$’000	$’000

Non‑current
Accrued income and lease incentive	80,572	71,904
Other tax receivables	4,754	7,116
Payment in advance for property, plant and equipment	41,872	61,874
Contingent consideration receivable(a)	—	6,411
	127,198	147,305
Current
Trade receivables	336,716	233,528
Less: impairment provisions	(14,373)	(21,205)
Net trade receivables(b)	322,343	212,323
Other receivables(c)	46,032	317,452
Prepaid land rent	1,052	1,016
Other prepaid expenses	18,320	29,979
Advance payments	14,242	33,364
Withholding tax receivables	986	1,362
VAT receivables	12,519	12,339
Contingent consideration receivable(a)	5,724	—
	421,218	607,835
(a)	Receivable on the I-Systems Soluções de Infraestrutura S.A. acquisition.
(b)	The fair value is equal to their carrying amount.
(c)	Included in other receivables are short-term fixed deposits which are not classified as cash and cash equivalents as it exceeds the three-month maturity period. Most of these deposits were withdrawn in the current period and reclassified to cash and cash equivalents.

Payments in advance for property, plant and equipment relate to the future supply of tower and tower equipment and fiber assets. All non-current receivables are due within twenty years from the end of the reporting period. All current trade and other receivables are due within the 12 months from the end of the reporting period. The Group does not secure any collateral for its trade receivables.

14.Trade and other payables

	September 30,	December 31,
	2024	2023
	$’000	$’000

Non‑current
Other payables	5,153	4,629
	5,153	4,629
Current
Trade payables	219,096	330,622
Deferred revenue	48,938	41,462
Withholding tax payable	5,199	3,555
Payroll and other related statutory liabilities	35,364	46,282
VAT payables	28,269	37,829
Other payables	64,063	72,877
	400,929	532,627

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

15.Borrowings

	September 30,	December 31,
	2024	2023
	$’000	$’000

Non‑current
Senior Notes	1,934,817	1,930,457
Bank borrowings	1,419,945	1,126,239
	3,354,762	3,056,696
Current
Senior Notes	22,708	26,912
Bank borrowings	146,665	107,110
Bank overdraft	—	675
Letters of credit	7,623	319,454
	176,996	454,151

Total borrowings	3,531,758	3,510,847

Refer to the next page for an analysis of our borrowing facilities and related covenants:

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

Analysis of borrowings

							September 30,	December 31,
							2024	2023
	Notional		Issue	Maturity			Carrying	Carrying
	amount	Currency	date	date	Interest rate		amount	amount
							$’000	$’000
Senior Notes
IHS Holding Limited	500.0M	USD	Nov'21	Nov'26	5.63%		506,809	498,920
IHS Holding Limited	500.0M	USD	Nov'21	Nov'28	6.25%		506,991	498,635
IHS Netherlands Holdco B.V.	940.0M	USD	Sep'19	Sep'27	8.00%		943,725	959,814

Debentures
IHS Brasil - Cessão de Infraestruturas S.A.	1.2B	BRL	Sep'23	Aug'31	3.10	% + CDI	220,416	252,341
IHS Brasil - Cessão de Infraestruturas S.A.	300.0M	BRL	Jun'24	Jun'32	2.80	% + CDI	56,165	—
I-Systems Soluções de Infraestrutura S.A.	160.0M	BRL	Jun'24	May'32	2.10	% + CDI	29,961	—

Bank term loans
IHS Côte d’Ivoire S.A.	3.9B	XOF	Jun'22	Jun'24	5.00%		—	6,570
IHS Côte d’Ivoire S.A.	4.6M	EUR	Jun'22	Jun'24	3.00	% + 3M EURIBOR	—	4,841
IHS Côte d’Ivoire S.A.	10.0B	XOF	Dec'23	Dec'28	6.50%		16,383	—
IHS Côte d’Ivoire S.A.	78.7M	EUR	Dec'23	Dec'28	3.50	% + 3M EURIBOR	86,030	—
IHS Holding Limited	430.0M	USD	Oct'22	Oct'25	3.75	% + CAS + 3M SOFR	432,838	370,935
IHS Holding Limited	210.0M	USD	Mar'24	Mar'26	4.50	% + 3M SOFR	206,298	—
IHS Kuwait Limited	16.9M	KWD	Apr'20	Apr'29	2.00	% + CBK Discount Rate	56,070	61,354
IHS Towers South Africa Proprietary Limited	3.4B	ZAR	May'22	May'29	2.75	% + 3M JIBAR	194,546	185,404
IHS Zambia Limited	66.5M	USD	Dec'20	Dec'27	5.00	% + CAS + 3M SOFR	67,003	81,297
INT Towers Limited	144.4B	NGN	Jan'23	Jan'28	2.50	% + MPR, 18 - 27% collar	91,311	186,302
I-Systems Soluções de Infraestrutura S.A.	400.0M	BRL	Oct'22	Oct'30	2.45	- 2.50% + CDI	77,704	84,305

Revolving credit facilities and overdrafts
IHS Holding Limited	300.0M	USD	Mar'20	Oct'26	3.00	% + CAS + 3M SOFR	—	—
IHS Nigeria Limited	51.0B	NGN	Jan'23	Jan'26	2.50	% + MPR, 18 - 27% collar	31,885	—
IHS Towers South Africa Proprietary Limited	350.0M	ZAR	Oct'23	Oct'24	PRIME minus 0.25%		—	675

Letters of credit
IHS Nigeria	356.5M	USD	Feb'22	Dec'24	12.00	- 15.75%	7,623	319,454
							3,531,758	3,510,847

All Group borrowings  (except letters of credit) contain customary information, customary affirmative and negative covenants, customary events of default and financial covenants (generally tested quarterly, with some exceptions). Mandatory cancellation and/or full or partial repayment may be required in certain circumstances. Loan facilities may also be voluntarily prepaid and/or cancelled by giving notice. Many of our borrowings are either guaranteed or secured.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

FINANCING ACTIVITIES AND LIQUIDITY FOR THE PERIOD JANUARY 1, 2024, TO SEPTEMBER 30, 2024

CIV (2023) Term Loan

In February 2024, a first draw down of €56.1 million (approximately $62.6 million) and XOF 7,109.0 million (approximately $12.1 million) was made by IHS Côte d’Ivoire S.A. under the CIV (2023) Term Loan. These proceeds were applied towards, inter alia, the full prepayment of the entity’s pre-existing borrowings maturing in June 2024 and for general corporate purposes.

In June 2024, the remaining €31.9 million (approximately $35.6 million) and XOF 4,042.3 million (approximately $6.9 million) were drawn down on this term loan. These proceeds were applied towards general corporate purposes.

IHS Holding (2022) Bullet Term Loan Facility

In March 2024, the available commitments under the Company’s October 2022 loan facility were voluntarily reduced by $70.0 million and the remaining available commitments of $60.0 million were drawn down in April 2024, with the proceeds were applied towards general corporate purposes, resulting in the facility being fully drawn at $430.0 million.

IHS Holding (2024) Term Facility

In March 2024, the Company entered into a $270.0 million loan agreement with Standard Chartered Bank (Singapore) Limited as the original lender. This facility is scheduled to terminate in March 2026 and is repayable in installments.

The applicable interest rate per annum is Term SOFR, plus a margin ranging from 4.50% to 7.00% per annum over the duration of facility, based on the relevant margin step-up date.

This facility was fully drawn in March 2024 and the majority of the proceeds have been applied toward the repayment of the Letter of Credit Facilities in Nigeria.

IHS Brasil - Cessão de Infraestruturas S.A. and I-Systems Soluções de Infraestrutura S.A. 2024 Debentures

In June 2024, IHS Brasil - Cessão de Infraestruturas S.A. and I-Systems Soluções de Infraestrutura S.A. issued debentures for BRL 300.0 million (approximately $55.2 million) and BRL 160.0 million (approximately $29.4 million), respectively. These debentures amortize, starting from July 2026 and November 2026, semi-annually until maturity in July 2032 and May 2032, respectively.

Both debentures are secured by a pledge over the bank account where the companies’ receivables are deposited. In addition, the IHS Brasil - Cessão de Infraestruturas S.A. debentures are secured by a pledge over all shares owned by IHS Netherlands BR B.V. in IHS Brasil - Cessão de Infraestruturas S.A.

The applicable interest rate on these debentures is CDI plus 2.80% and CDI plus 2.10%, respectively. The proceeds were applied towards general corporate purposes including working capital purposes.

Nigeria (2023) Term Loan and Nigeria (2023) Revolving Credit Facility

In August 2024, the cap of 24%, to which the floating interest rates per annum were subject in the NGN 165.0 billion (approximately $98.9 million) loan and the NGN 55.0 billion (approximately $33.0 million) facility, both entered into in January 2023, was amended to 27%.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

16.Lease liabilities

	September 30,	December 31,
	2024	2023
	$’000	$’000

Non‑current	513,484	510,838
Current	93,699	91,156
Total lease liabilities	607,183	601,994

Lease liabilities represent the net present value of future payments due under long-term land leases for leasehold land on which our towers are located and for other leasehold assets such as warehouses and offices. During the nine month period ended September 30, 2024, payments to the value of $91.0 million were made in respect of recognized lease liabilities. These lease liabilities are unwound using incremental borrowing rates which represent the credit risk of the lessee entity and the length of the lease agreement.

At September 30, 2024, and December 31, 2023, the contractual maturities of the lease liabilities were as follows:

		Total
	Carrying	contractual	Within	2 ‑ 3	4 ‑ 5	Over 5
	value	cash flows	1 year	years	years	years
	$’000	$’000	$’000	$’000	$’000	$’000

September 30, 2024
Lease liabilities	607,183	1,216,159	105,208	201,051	186,957	722,943

At December 31, 2023
Lease liabilities	601,994	1,181,459	101,709	193,434	180,895	705,421

Lease obligations contractual cash flows are disclosed with the same renewal expectation assumption assessed for lease accounting under IFRS 16. The average remaining lease term remaining at September 30, 2024, is 12.6 years.

17.Stated capital

	Ordinary Shares
			Share capital		Share premium
	Number of		net of		net of
	shares	Share capital	issue costs	Share Premium	issue costs
	000’s	$’000	$’000	$’000	$’000

At December 31, 2023	332,519	100,311	99,756	5,324,525	5,295,056
Shares issued on exercise of options	697	209	209	4,614	4,614
At September 30, 2024	333,216	100,520	99,965	5,329,139	5,299,670

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

18.Cash from operations

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000

Reconciliation:
Loss before taxation*	(199,306)	(252,145)	(1,846,598)	(1,442,237)
Adjustments:
Depreciation of property, plant and equipment (note 6 and 7)	78,028	92,594	231,030	302,285
Amortization of intangible assets (note 6 and 7)	13,280	12,337	35,010	38,096
Amortization of prepaid site rent	2,486	2,789	7,475	7,918
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent (note 6 and 7)	4,132	103,429	10,106	108,510
Impairment of assets held for sale (note 6)	—	—	2,853	—
Impairment of goodwill (note 7)	—	—	87,894	—
Impairment of withholding tax receivables (note 7)	21,855	10,508	32,827	35,112
Impairment of inventory	(435)	—	(435)	—
Net gain on disposal of property, plant and equipment (note 7)	(1,270)	(386)	(3,562)	(952)
Share‑based payment expense (note 7)	1,813	2,654	9,879	9,571
(Reversal of loss allowance)/loss allowance on trade receivables	(4,286)	711	(2,107)	5,225
Finance income (note 8)	(25,732)	(5,823)	(49,696)	(18,233)
Finance costs (note 9)*	350,825	271,595	2,163,157	1,816,864
Insurance claim income	(11)	(32)	(51)	(310)
Operating income before working capital changes*	241,379	238,231	677,782	861,849

Changes in working capital
(Increase)/decrease in inventory*	(390)	(32,555)	(5,785)	4,166
Increase in trade and other receivables	(67,035)	(61,968)	(254,162)	(199,210)
Increase in trade and other payables*	8,477	86,205	9,176	74,064
Net movement in working capital*	(58,948)	(8,318)	(250,771)	(120,980)

Cash from operations*	182,431	229,913	427,011	740,869

*Revised comparative periods to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria (see note 21).

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

19.Business Combinations

For acquisitions that meet the definition of a business combination, with the exception of the additional stages of the Kuwait Acquisition which are accounted for as assets acquisition, the Group applies the acquisition accounting method where assets acquired and liabilities assumed are recorded at fair value at the date of each acquisition, and the results of operations are included with those of the Group from the dates of the respective acquisitions. The Group completed one additional stage of the Kuwait Acquisition in 2023. There were no acquisitions during the nine month period ended September 30, 2024.

IHS Kuwait Limited

In the 2020 financial year IHS GCC KW Holding Limited (“IHS GCC KW”), a subsidiary of IHS Holding Limited completed the first two stages of the acquisition of 1,620 towers from Mobile Telecommunications Company K.S.C.P. (“Zain Kuwait”) comprising 1,162 towers. During April 2021, October 2021, September 2022 and August 2023 IHS GCC KW completed the third, fourth, fifth and sixth stages of the acquisition of 1,620 towers from Zain Kuwait comprising 67, 126, 43 and 101 towers respectively.

As part of the transaction, some towers that we have not purchased are managed and operated under a Managed Services agreement, and currently comprise approximately 121 towers. IHS GCC KW transferred the purchase right to IHS Kuwait Limited for the Construction, Erection and Maintenance of Wired and Wireless Communication and Radar Towers and Stations with Limited Liability (“IHS Kuwait”) who operates the towers as a standalone business. As part of the agreement, IHS Kuwait also assumed existing supplier contracts and land leases, allowing it to apply the Group business processes and deliver services immediately after the assignment of the towers.

As part of the agreement, Zain Kuwait subscribed for shares in IHS GCC KW representing 30% of the share capital of IHS GCC KW by issuing a loan note to IHS GCC KW. The acquisition is consistent with the Group’s strategy to expand in selected geographic areas.

The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition date of the 101 towers acquired in 2023.

2023
$’000

Gross consideration	6,408
Less: consideration received in exchange for a retained 30% interest (by Zain Kuwait) in IHS GCC KW	(1,922)
Net cash consideration for 70% controlling interest in the acquired towers	4,486

Identifiable assets acquired and liabilities assumed:
Towers and tower equipment	5,576
Customer-related assets	2,224
Network-related assets	766
Trade and other payables	(2,158)
Total identifiable net assets acquired (at 100%)	6,408

Goodwill	—

Non-controlling interest portion of above at 30%	1,922

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

20.Capital commitments and contingent liabilities

Capital commitments

The Group was committed to the purchase of property, plant and equipment of approximately $128.3 million at September 30, 2024 (December 31, 2023: $162.9 million).

Contingent liabilities

Note 32 ‘Capital commitments and contingent liabilities’ to the Group’s consolidated financial statements for the year ended December 31, 2023, sets forth the Group’s capital commitments and contingent liabilities as of December 31, 2023. There have been no material changes to the contingent liabilities during the period covered by this report.

21.	Effect of the revision on the Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2023

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2023, we identified an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria in the quarterly periods ended June 30, 2023, and September 30, 2023. The adjustment reclassified these foreign exchange movements from Inventories and Property, plant and equipment to Cost of sales and Finance costs. In accordance with SAB No. 99, “Materiality,” and SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, we evaluated the adjustment and determined that the related impact was not material to our financial statements for any prior period. Accordingly, we have revised previously reported financial information, disclosed in our Quarterly Report on Form 6-K for the periods ended June 30, 2023, and September 30, 2023. The following table summarizes the impact of the revision in the current period.

CONDENSED CONSOLIDATED STATEMENT OF LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended September 30, 2023			Nine months ended September 30, 2023
	As previously reported	Adjustments	Revised	As previously reported	Adjustments	Revised
	$’000	$’000	$’000	$’000	$’000	$’000

Cost of sales	(365,032)	6,149	(358,883)	(949,774)	(12,854)	(962,628)
Operating income	7,478	6,149	13,627	369,248	(12,854)	356,394
Finance costs	(261,993)	(9,602)	(271,595)	(1,804,222)	(12,642)	(1,816,864)
Loss before income tax	(248,692)	(3,453)	(252,145)	(1,416,741)	(25,496)	(1,442,237)
Loss for the period	(265,351)	(3,453)	(268,804)	(1,505,859)	(25,496)	(1,531,355)

Loss attributable to:
Owners of the Company	(263,377)	(3,453)	(266,830)	(1,497,525)	(25,496)	(1,523,021)
Loss for the period	(265,351)	(3,453)	(268,804)	(1,505,859)	(25,496)	(1,531,355)

Loss per share - basic	(0.79)	(0.01)	(0.80)	(4.49)	(0.08)	(4.57)
Loss per share - diluted	(0.79)	(0.01)	(0.80)	(4.49)	(0.08)	(4.57)

Other comprehensive income:
Exchange differences on translation of foreign operations	4,789	557	5,346	629,755	5,047	634,802
Other comprehensive income for the period, net of taxes	4,789	557	5,346	629,755	5,047	634,802

Total comprehensive loss for the period	(260,562)	(2,896)	(263,458)	(876,104)	(20,449)	(896,553)

Total comprehensive loss attributable to:
Owners of the Company	(251,373)	(2,896)	(254,269)	(876,163)	(20,449)	(896,612)
Total comprehensive loss for the period	(260,562)	(2,896)	(263,458)	(876,104)	(20,449)	(896,553)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	As previously reported		Adjustments		Revised
	Accumulated	Other	Accumulated	Other	Accumulated	Other
	losses	reserves	losses	reserves	losses	reserves
	$’000	$’000	$’000	$’000	$’000	$’000

Balance at January 1, 2023	(3,317,652)	(861,271)	—	—	(3,317,652)	(861,271)

Loss for the period	(1,497,525)	—	(25,496)	—	(1,523,021)	—
Other comprehensive income	—	621,362	—	5,047	—	626,409
Total comprehensive (loss)/income	(1,497,525)	621,362	(25,496)	5,047	(1,523,021)	626,409

Balance at September 30, 2023	(4,814,310)	(321,440)	(25,496)	5,047	(4,839,806)	(316,393)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Three months ended September 30, 2023			Nine months ended September 30, 2023
	As previously reported	Adjustments	Revised	As previously reported	Adjustments	Revised
	$’000	$’000	$’000	$’000	$’000	$’000
Cash flows from operating activities
Cash from operations	234,437	(4,524)	229,913	750,428	(9,559)	740,869
Net cash generated from/(used in) operating activities	224,777	(4,524)	220,253	703,547	(9,559)	693,988

Cash flow from investing activities
Purchase of property, plant and equipment	(124,413)	4,524	(119,889)	(393,015)	9,559	(383,456)
Net cash (used in)/generated from investing activities	(188,129)	4,524	(183,605)	(638,282)	9,559	(628,723)

Net cash used in financing activities	(29,115)	—	(29,115)	(11,806)	—	(11,806)

Cash and cash equivalents at end of period	425,436	—	425,436	425,436	—	425,436

Commensurate adjustments have been made to notes 5, 6, 9, 11 and 18 to the financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

22.Events after the reporting period

(a)	IHS Holding (2024) dual-tranche Bullet Term Loan Facility

In October 2024, IHS Holding Limited entered into and drew down on a dual-tranche $255.0 million and ZAR 3,246.0 million loan agreement (together totaling approximately $438.6 million). This syndicated facility is scheduled to terminate in October 2029. The majority of the proceeds have been applied toward the repayment of the IHS Holding (2022) Bullet Term Loan Facility.  The applicable interest rate on the dollar tranche is Term SOFR, plus a margin of 4.50% and on the ZAR tranche is JIBAR, plus a margin of 4.50%.

(b)	IHS Holding (2022) Bullet Term Loan Facility

In October 2024, the outstanding principal amount of $430.0 million under this facility was fully repaid with the proceeds from the IHS Holding (2024) dual-tranche Bullet Term Loan Facility described above.

(c)	Nigeria Withholding Tax

On October 2, 2024, the Federal Government of Nigeria released the official gazette of the “Deduction of Tax at Source (Withholding) Regulations, 2024” setting out changes to the withholding tax (“WHT”) regulations which impact the Group’s Nigerian businesses. Effective from January 1, 2025, these changes are expected to reduce the amounts of tax withheld by customers in Nigeria with respect to colocation and telecommunication tower services from 10% to 2%, which is anticipated to lead to an increase in cash flow for IHS from 2025.

Nigerian WHT can be credited against corporation tax (“CIT”) liabilities and is therefore initially recognized as an asset. Historically, the WHT credits each quarter have exceeded the total forecast CIT payable and the unutilized asset has been impaired. Going forward, the Group will reassess the extent to which previously impaired WHT credits can be recovered against future CIT liabilities, taking account of the reduction in the WHT rate from January 2025.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our historical consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of our annual report on Form 20-F for the year ended December 31, 2023, (“Annual Report”), dated March 12, 2024, filed with the Securities and Exchange Commission (“SEC”) pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Actual results could differ materially from those contained in any forward- looking statements.

Overview

We are one of the largest independent owners, operators and developers of shared communications infrastructure in the world, providing our customers, most of whom are leading MNOs, with critical infrastructure that facilitates mobile communications coverage and connectivity for approximately 754 million people in emerging markets, across three regions and ten countries. We are one of the largest independent multinational tower operators globally by tower count and are solely focused on the emerging markets. Our current markets of operation are in Nigeria, South Africa, Côte d’Ivoire, Cameroon, Zambia, Rwanda, Brazil, Colombia, Kuwait and Egypt.

Historically, our business has been predominantly focused on the African continent, however in 2020 we started complementing this with investment into other regions and adjacent communications infrastructure offerings. Our expansion outside of Africa includes the Middle East via Kuwait, and Latin America via Brazil, Peru and Colombia. Each of these acquisitions supported our inorganic growth strategy and opened up new markets that we believed would provide future organic and inorganic growth opportunities. Our investment criteria suggests that inorganic growth opportunities will be limited for the foreseeable future, as we assess inorganic investment as just one of the various forms of capital allocation.

Our core business is providing shared communications infrastructure services to MNOs and other customers, who in turn provide wireless voice, data and fiber access services to their end users and subscribers. We provide our customers with opportunities to lease space on existing Towers alongside current Tenants, known as Colocation, to install additional equipment on a Tower or request certain ancillary services, known as Lease Amendments, or to commission the construction of new Towers to the customer’s specifications, known as New Sites. Additionally, through I-Systems, we provide FTTH fiber connectivity to our customers through a neutral network infrastructure solution for broadband service, and in Nigeria we provide FTTT connectivity to our customers. Finally, we lease space to our customers in secure locations within large building complexes, such as shopping malls, stadiums and airports, which we refer to as in-building solutions, or IBS, or distributed antenna systems, or DAS. In certain strategic instances, we may also provide Managed Services, such as maintenance, security and power supply for Towers owned by third parties.

As of September 30, 2024, our portfolio represents:

-	the largest independent tower operator in seven of the ten markets in which we operate
-	the only independent tower operator of scale in five of these markets
-	40,650 Towers across seven countries in Africa, two countries in Latin America and one country in the Middle East

Strategic review

We also announced, in March 2024, that we were undertaking a strategic review process, which includes evaluation of our organizational initiatives, plans and goals to try to ensure they align with our long-term objectives and external environment conditions, and targeted at shareholder value-creation options. While the review remains ongoing and further initiatives to continue increasing shareholder value may be considered, the initial part of the review so far includes, but is not limited to, initiatives around making commercial progress through contract renewals and extensions, potential further governance improvements, increasing Adjusted EBITDA and cash flow generation, disposal of certain assets or markets, and actively pursuing initiatives to extend maturities, manage interest expense and shift more debt into local currency. It is currently expected that increased cash flow and disposal proceeds raised as part of these strategic initiatives would primarily be utilized to reduced debt, although we may also consider other uses, including potentially using excess proceeds for share buybacks and/or introducing a dividend policy.

Recent developments

Nigeria withholding tax

On October 2, 2024, the Federal Government of Nigeria released the official gazette of the “Deduction of Tax at Source (Withholding) Regulations, 2024” setting out changes to the withholding tax (“WHT”) regulations which impact the Group’s Nigerian businesses. Effective from January 1, 2025, these changes are expected to reduce the amounts of tax withheld by customers in Nigeria with respect to colocation and telecommunication tower services from 10% to 2%, which is anticipated to lead to an increase in cash flow for IHS from 2025.

Nigerian WHT can be credited against corporation tax (“CIT”) liabilities and is therefore initially recognized as an asset. Historically, the WHT credits each quarter have exceeded the total forecast CIT payable and the unutilized asset has been impaired. Going forward, the Group will reassess the extent to which previously impaired WHT credits can be recovered against future CIT liabilities, taking account of the reduction in the WHT rate from January 2025.

Reportable Segments

Our operations are organized into four segments, which reflect the way our CODM is provided with financial information which aligns to internal regional management organizational reporting lines and responsibilities and the way in which the CODM analyzes performance and allocates resources. Our operating segments are Nigeria, which comprises our operations in Nigeria; SSA, which comprises our operations in Cameroon, Côte d’Ivoire, Rwanda, South Africa and Zambia; Latam, which comprises our operations in Brazil and Colombia; and the Middle East and North Africa, or MENA, which comprises our operations in Kuwait and Egypt. Although full operations in Egypt have not commenced, the business has incurred some costs.

We use revenue and segment Adjusted EBITDA to assess the performance of our reportable segments. Segment Adjusted EBITDA is our principal segment measure of profitability.

Our Revenue

We measure revenue in three categories, namely (i) organic, (ii) inorganic and (iii) non-core.

Organic revenue captures the performance of our existing business without the impact of new tower portfolios or businesses acquired since the beginning of the prior year period (except as described as inorganic below). Specifically, organic revenue captures the impact of (i) new Colocation and Lease Amendments; (ii) changes in pricing including from contractual lease fee escalation, power indexation and foreign exchange resets; (iii) New Site construction; (iv) fiber connectivity and (v) any impact of Churn and decommissioning. In the case of an acquisition of new tower portfolios or businesses, the impact of any incremental revenue after the date of acquisition from new Colocation and Lease Amendments or changes in pricing on the Towers acquired, including from contractual lease fee escalation and foreign exchange resets, is also captured within organic revenue.

Inorganic revenue captures the impact on revenue from existing Tenants of new tower portfolios or businesses that we have acquired since the beginning of the prior period (except as described above). Where tower portfolios or businesses were acquired during the current period under review, inorganic revenue is calculated as the revenue contribution from those acquisitions in their “at acquisition” state (measured as the local currency revenue generated during the first full month following the acquisition) in the current period. This treatment continues for 12 months following acquisition.

Non-core captures the impact of movements in foreign exchange rates on the translation of the results of our local operations from their local functional currency into U.S. dollars, which is measured by the difference in U.S. dollars between (i) revenue in local currency converted at the average foreign exchange rate for that period and (ii) revenue in local currency converted at the average foreign exchange rate for the prior period. This foreign currency impact is then partially compensated for in subsequent periods by foreign exchange reset mechanisms, which are captured in organic revenue.

The organic and non-core components of our revenue cannot be considered independently from each other in assessing, for instance, what the impact on organic revenue would have been in the absence of change in the foreign exchange rate. In fact, the periodic (monthly and quarterly) nature of our reset mechanisms is such that there is a delay between the period during which a change in foreign exchange rate occurs and the next contractual reset occurs.

Foreign exchange resets are included in some MLAs where lease fees are linked to currencies other than the local currency (for example, MLAs in Nigeria with U.S. dollar components). MLAs with foreign exchange resets typically contain a mechanism for determining the foreign exchange rate for a set period at which the lease fee linked to the non-local currency (such as U.S. dollar) is translated into local currency and invoiced to the customer. In such cases, the foreign exchange rate determined by this mechanism is reset monthly or quarterly.

The foreign exchange resets function such that the portion of lease fees that is linked to U.S. dollars and the portion of lease fees that is linked to local currency are fixed in local currency for the contractual period between reset dates (for example, for a period of three months if the reset is quarterly). As a result, in the event of a devaluation, there is a delay between the timing of the devaluation and the next contractual reset.

During the period between the date of the devaluation and the date of the reset, all of our revenue (i.e., both revenue that is contractually linked to the U.S. dollar and revenue that is contractually linked to local currency) would reflect the new, devalued foreign exchange rate. When the reset is effected, the amount relating to the portion of the lease fees linked to the U.S. dollar, which is invoiced in local currency, is adjusted upward.

In addition, the conversion rates included in our MLAs may also be different from the rates at which our financial results are translated into U.S. dollars for reporting purposes. For further discussion on different exchange rates within the market, please refer to “— Multiple foreign exchange markets with different exchange rates.”

While a number of the MLAs with our customers are deemed automatically renewed if not canceled by the stated expiration date, we regularly keep upcoming renewal or expiry dates under review, and engage in discussions with customers from time-to-time regarding such matters. For instance, our MLAs with MTN in Zambia and Rwanda were renewed in March and June of 2024, respectively, and extended for 10 years through to 2034. Our MLAs with MTN Nigeria that were up for renewal in 2024 and 2029 were renewed in August 2024, and extended through 2032. MLAs with certain customers in Rwanda, South Africa and Zambia are up for renewal in 2025. No assurance can be given that our customers will renew their customer lease agreements upon expiration of those agreements or that customers will not request unfavorable amendments to existing agreements, or that we will be successful in negotiating favorable terms with these customers.

The renewed and extended contracts with MTN Nigeria include new rebased financial terms, and now include a combination of a Nigerian Naira component (that benefits from semi-annual escalators linked to the Nigerian Consumer Price Index), a USD component (that continues to benefit from annual escalators linked to the US Consumer Price Index and have quarterly foreign exchange resets), and/or a new component indexed to the cost of providing diesel power, introduced to act as a hedge against diesel prices and potentially FX fluctuations. Prior to the new terms agreed with MTN Nigeria, we did not have a direct hedge on power prices in our use fees with MTN Nigeria, which has now been introduced.

IHS recently concluded the agreements with MTN South Africa to unwind the power managed services agreement and to amend the existing MLA with an increased fee structure, extended by two years through to 2034. Under this arrangement power and electricity costs are fully passed through to customers. As a result, we no longer recognize power pass through revenue on a gross basis and now recognize it on a net basis. This has the effect of reducing our revenue but has no impact on Adjusted EBITDA.

Factors Affecting Our Financial Condition and Results of Operations

Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:

New Colocation and Lease Amendments

Colocation and Lease Amendments are key drivers of incremental organic revenue in communications infrastructure sharing. Colocation involves adding new Tenants to existing sites, where the addition of an incremental Tenant to an existing site can introduce a full additional lease fee. Lease Amendments involve adding additional equipment or providing certain ancillary services at existing sites for existing Tenants and for a recurring lease fee. Examples of Lease Amendments include an existing customer taking more space on a tower, adding equipment for new technologies, such as 3G, 4G or 5G, adding additional microwave transmission or fiber infrastructure services, as well as certain ancillary services. A Lease Amendment typically increases revenue by a proportionally lower amount than a Colocation given such equipment typically consumes less space and power than a Colocation. However, gross margin contribution of a Lease Amendment is generally comparable to a Colocation.

Colocation and Lease Amendments improve overall gross margins, operating margins and cash flow given the limited incremental cost to deliver such services. Additionally, in our African markets, the main incremental ongoing cost for Colocation and Lease Amendments is power cost for the additional equipment or services. We continually seek to increase Colocation and Lease Amendments for our existing sites through an active sales and marketing process. Our sites that are either at or near structural capacity can also be strengthened to meet future leasing capacity with relatively minor capital investments.

The demand for Colocation and Lease Amendments from MNOs is driven by multiple communications industry characteristics within our individual markets. These characteristics include the MNOs’ need for greater network coverage and network density due to existing capacity-constrained networks, a desire to improve quality-of-service, increasing subscriber demand for wireless voice and data services requiring a denser network than is the case for voice services, as well as changes in and the development of technologies in those markets.

Contractual lease fee escalation and foreign exchange resets

Our MLAs generally contain inflation-linked escalation provisions under which the underlying lease fees, and therefore our revenue, may increase each year. These contractual escalators are typically linked to the consumer price index, or CPI, of the country of operation and/or the United States, depending on the underlying currency denomination of the lease fee. Lease fee components priced in local currency typically have escalators linked to local CPI applied annually or semi-annually for the subsequent 12 months. Lease fee components priced in U.S. dollars typically have escalators linked to U.S. CPI applied annually for the subsequent 12 months. Our MLAs with certain customers are subject to fixed, capped or floored escalators.

Our MLAs may also contain a portion of lease fees which may be linked to power indexation metrics including diesel and electricity prices. This indexation is typically linked to local power prices and updated quarterly.

Foreign exchange resets are generally included in MLAs where lease fees are linked to currencies other than the local currency (for example, MLAs in Nigeria with U.S. dollar components). For further discussion on these foreign exchange resets, please refer to “— Our Revenue.”

New Site construction

New Site construction is a key driver of incremental organic revenue through the customer revenue we invoice from the date the New Site becomes ready for service. New Site construction is also a component of discretionary capital expenditure. Building New Sites requires capital expenditure, principally including materials for the tower, power equipment, land lease fees or land purchase fees, tower construction activities, including civil work, transportation and labor, as well as ongoing operational expenditures for site operation and maintenance. Therefore, construction of New Sites increases our capital expenditure and cost of sales. We pursue construction of New Sites as a key strategy in growing our tower portfolio and providing future capacity for Colocation and Lease Amendments. We do not engage in speculative building and only construct New Sites after obtaining a commitment for a long-term lease with an initial Tenant and, in general, if we are aware of, or believe there is, commercial potential for Colocation.

Demand for New Sites from MNOs is typically driven by multiple communications industry characteristics within our individual markets. These characteristics include the MNOs’ need for greater network coverage and network density due to existing capacity-constrained networks, a desire to improve quality-of-service, increasing subscriber demand for wireless voice and data services and requiring a denser network than is the case for voice services, as well as changes in and the development of technologies in those markets. For example, we often see an increase in demand for New Sites as new technology is rolled out in markets, such as 4G or 5G.

New Sites constructed consist primarily of ground-based towers, but can also include in-building solutions / distributed antenna systems, rooftop towers and cells-on-wheels. These New Sites always begin operations with at least a single Tenant, with Colocation and Lease Amendments expected at future dates.

Consequently, the construction of New Sites generally has a positive effect on revenue, and as Colocation and Lease Amendments occur on the tower, we expect to drive incremental organic revenue and have a positive effect on gross margins and operating margins.

Churn

Churn refers to the loss of tenancies when services provided by us are terminated, a Tenant does not renew its contract or we have ceased recognizing revenue on a site in any particular period, adjusted for the reintegration of previously lost tenancies. For example, a Tenant may Churn if the relevant MLA or SLA is not renewed at the end of its term, the customer ceases operations or switches to a competing tower company. Other than a customer Churning at the end of the term of its MLA or SLA, our MLAs generally contain limited termination clauses. Certain of our customer agreements also contain a contractual right to Churn a limited number of sites each year without penalty.

Decommissioning

In connection with the acquisition of portfolios of sites, we rationalize our portfolio where we have multiple towers in close proximity to each other. Where economically and commercially viable, we migrate Tenants from one tower onto a nearby tower as an additional Colocation and then subsequently decommission the empty site. Decommissioning spend is a component of discretionary capital expenditure. While the decommissioning of towers offsets our overall growth in the number of towers, it allows us to eliminate cost of sales and ongoing maintenance capital expenditure at the decommissioned towers. The retained sites benefit from lease fees relocated from the decommissioned site and generally only experience a marginal increase in cost of sales due to increased power consumption.

Acquisitions of tower portfolios and businesses

The acquisition of tower portfolios and businesses from MNOs and independent tower companies results in incremental inorganic revenue during the period in which the acquisitions occur. Acquisitions of tower portfolios and businesses result in the immediate increase in the size of our overall tower portfolio and help expand our footprint in existing and new markets. Once towers are acquired, we receive revenue from the Tenants and Lease Amendments on such sites and we are responsible for future capital expenditure and costs of sales related to the sites. As we acquire new portfolios of towers, we may incur additional administrative expenses, particularly from acquisitions in new markets, which may impact our operating margins.

Currency exchange rate

Our operations are conducted by subsidiaries in Nigeria, Côte d’Ivoire, Cameroon, Zambia, Rwanda, South Africa, Kuwait, Brazil and Colombia, and the functional currency of our operating subsidiaries are the Nigerian Naira (₦), West African CFA Franc (XOF), Central African CFA Franc (XAF), Zambian Kwacha (ZMW), Rwandan Franc (RWF), South African Rand (ZAR), Kuwaiti Dinar (KWD), Brazilian Real (BRL) and Colombian Peso (COP), respectively. A foreign currency transaction is translated into the functional currency using the exchange rate prevailing at the date of the transaction (or the date of valuation where an item is re-measured). The foreign exchange gain or loss resulting from (i) the settlement of such transaction or (ii) the translation of a monetary asset or liability denominated in a foreign currency is recognized at the exchange rate at period end in the statement of income and comprehensive income.

Our operating subsidiaries’ financial results are then translated into U.S. dollars for reporting purposes. Income and expenses are translated at the monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions). Assets and liabilities are translated at the exchange rate at period end.

As a result of the translations described above, our results are impacted by fluctuations in foreign exchange rates.

For further discussion on the impact of the Naira movements, please refer to “— Results of Operations.”

Multiple foreign exchange markets with different exchange rates

From time to time in the markets in which we operate, there have existed situations where there are differing official exchange rates in the market. Accordingly, we regularly monitor and evaluate which exchange rate is most appropriate to apply in the translation of local operations books to U.S. dollars for our consolidated group reporting purposes, in accordance with the requirements of IFRS Accounting Standards.

In determining the appropriate rate, we assess factors such as access to those rates in the future in order to meet payments or make dividends in the appropriate currency. In determining whether it is appropriate to move from one official rate to another, we consider the available rates in official markets for settlement of transactions. The foreign exchange rate that we determined to be the most appropriate for the translation of our results for group reporting purposes may also have differed from the conversion rates contained within our contracts.

For example, as a result of the previous regime of multiple exchange rate “windows” for different purposes in Nigeria, we agreed with certain of our Key Customers in 2020 to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg.

Should similar circumstances arise again or continue to exist where there is a divergence between the applicable market rate or translation rates for our financial results and the exchange rates reflected in our contracts with customers, or a divergence between the prevailing market rate on Bloomberg and other exchange rates in the market, there is no guarantee that we will be able to renegotiate these contracts or enter into new contracts to fully protect against such foreign exchange risks. In addition, other measures taken by the relevant authorities and/or the CBN may further impact the rates available in the market, and we may need to consider such measures for the purposes of our accounts.

For further discussion on the impact of this change in exchange rates, please refer to “— Results of Operations.”

Hyperinflation

At present, none of our markets are considered to be hyperinflationary (as defined in IAS 29 Financial Reporting in Hyperinflationary Economies), but the 3 year cumulative inflation rate has increased for Nigeria, and there is the potential for hyperinflation accounting to be applicable in future reporting periods.

Maintenance of sites

We incur capital expenditure in relation to the maintenance of our towers and fiber infrastructure, which is non-discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditure includes the periodic repair and replacement of fixtures and fittings of existing sites, and fiber equipment and power equipment at existing sites. A large component of maintenance capital expenditure is for the replacement and servicing of generators and batteries at our sites, which may decrease, should the grid availability in our markets improve.

In addition to this corrective maintenance capital expenditure, maintenance costs are also incurred in cost of sales where these relate to preventive maintenance that includes the replacement of spare parts and routine checks. Maintenance capital expenditure in Latin America is typically lower given the current scope of maintenance required on Towers.

Typically, when we acquire a tower portfolio, it may be necessary to refurbish the newly acquired Towers in order to bring them to the standard of the rest of our portfolio.

Refurbishment capital expenditure typically involves the deployment of a suitable power system for that site, repairs to the site or improvements to the site structure in order to be in line with our safety obligations, and adaptations to site security and monitoring abilities. Refurbishment capital expenditure is one-off in nature, following which those sites should then have normalized maintenance capital expenditure requirements related to the maintenance of sites as described above. Refurbishment capital expenditure is a component of discretionary capital expenditure since it is typically considered in conjunction with the acquisition of tower portfolios. The capital expenditure associated with refurbishment varies from market to market and tower to tower.

Carbon reduction roadmap

In the third quarter of 2022, we announced our Carbon Reduction Roadmap which provides a comprehensive strategy for decreasing our operational emissions by reducing diesel usage on tower sites, including a goal to reduce the Scope 1 and Scope 2 kilowatt-hour emissions intensity of our tower portfolio by 50% by 2030, using 2021 emissions data as the baseline.

Savings will be achieved by connecting more sites to the electricity grid and via the deployment and integration of battery storage and solar panel solutions. In scope for the Carbon Reduction Roadmap are our operations in Cameroon, Côte d’Ivoire, Kuwait, Nigeria, Rwanda, and Zambia. However, our plans in Cameroon, Côte d’Ivoire, Kuwait, Rwanda, and Zambia will only include connecting more sites to the grid.

Cost and consumption of diesel

Power is our largest single operating expense and, in particular, diesel pricing typically has the largest impact on changes in our operating expense. The largest impact is in our Nigerian operations due to low power grid availability and our South African operations where they are connected to the grid and experience significant load shedding. However, following the unwind of the power managed services agreement with MTN South Africa and the new diesel-linked component included in our renewed contracts with MTN Nigeria, we have significantly reduced our exposure to diesel price fluctuations. The operational impact of the unwind is that the IHS South African business is no longer responsible for providing diesel or alternative power to tower sites other than electricity costs which are fully passed through to customers, while in Nigeria, we benefit from power indexation clauses which limit the impact of both increased diesel prices and conversely falling diesel prices. Our overall diesel consumption is also being reduced through targeted investment in power system solutions to provide power to sites more efficiently, including the use of hybrid and solar systems.

On May 31, 2023, the Nigeria Federal Inland Revenue Service issued a letter to diesel suppliers in Nigeria, informing them they would be required to pay VAT at 7.5% on imported diesel at the point of entry into the country. However, on October 1, 2023, the Federal Government of Nigeria suspended VAT on imported diesel for a period of six months effective from October 1, 2023, through to March 31, 2024. On September 3, 2024, VAT Modification Order 2024 was gazetted which confirms the suspension of VAT on imported diesel is formalized with retrospective effect.

Cost of ground leases

The majority of towers we own and operate are on land that we lease from individual landlords. Ground lease fees are generally paid in advance monthly or for a one, five, or ten-year portion of the overall duration of the lease (although in our South Africa business, we typically pay our ground leases fees monthly in advance), with typically pre-agreed lease fee increases of between 3% and 60% or variable increases for each subsequent one, three, five or ten-year period. As we roll out additional sites, we are often required to either enter into leases with new landlords, which we endeavor to do under similar terms to those of our existing leases or acquire the land.

Customer concentration

A significant portion of our revenue in each of our markets of operation is derived from a small number of customers who usually constitute some of the largest MNOs in those markets. In particular, in the nine month period ended September 30, 2024, revenue from our top three MNO customers, considered in each of our individual markets of operation, collectively accounted for 98.5% of our consolidated revenue, with MTN Nigeria and Airtel Nigeria accounting for 45.6% and 11.6%, respectively, of our consolidated revenue for the nine month period ended September 30, 2024. Should there be any negative impact on the businesses of our major customers, including these key MNOs, this in turn could adversely affect their demand for tower space and/or ability to perform their obligations under their lease agreements with us.

Market volatility

We and our customers operate in various international markets, particularly in emerging markets such as Africa. As a result, we are exposed to economic, political and other uncertainties prevailing in such markets, particularly Nigeria, which is our largest market of operation.

In December 2023, Moody's improved the outlook on Nigeria from stable to positive and in May 2024, Fitch revised the outlook on the Long-Term Foreign-Currency Issuer Default Rating for Nigeria to positive from stable and affirmed their B- rating. In addition, S&P has a stable outlook on IHS Holding and the foreign currency rating on Nigeria and in July 2024 reaffirmed their B+ ratings on the Company and its debt.  There have been no upgrades, downgrades, or changes in outlook for Nigeria or IHS since that point.

As a result of the currency exchange rate fluctuations, particularly in regard to the Nigerian Naira as discussed further above, our strategic and operational plans need to be continually reassessed to meet the challenges and needs of our businesses in order for us to remain competitive. For instance, we have adopted a more balanced approach to revenue growth and cash generation to counterbalance the recent macroeconomic headwinds across the world, particularly in Nigeria given the significant recent depreciations of the Naira in June 2023 and January 2024. As part of our heightened focus on cash generation, we may pursue operational efficiencies through productivity enhancements, cost and capital expenditure reductions, and a review of our portfolio of markets and assets.

Macroeconomic Issues

Global deterioration in economic conditions could adversely and materially affect us and/or our customers through disruptions of, among other things, the ability to procure communications equipment or other supplies through the usual supply chains. For instance, shortages of capacity in shipping may occur and could affect the smooth flow of our and/or our customers’ supply chains, increase transportation costs and/or decrease reliability. Global deterioration in economic conditions could also adversely and materially affect the ability of us and/or our customers to maintain liquidity and deploy network capital, with potential decreases in consumer spending contributing to liquidity risks, or even through regulatory interventions or pressure on pricing and services offered that may reduce revenue for periods of time. Any resulting financial difficulties could result in uncollectible accounts receivable or reduced revenue, despite having provided increased services. Resulting supply chain or operational difficulties (including site access) may also result in us being unable to meet the service level agreement targets under our MLAs. The loss of significant Tenants, or the loss of all or a portion of our anticipated Contracted Revenue from certain Tenants, could have a material adverse effect on our business, financial condition and/or results of operations.

Diesel prices have fluctuated significantly over time, often in parallel to changes in oil prices, and may fluctuate in the future as a result of many factors, including the impact of geopolitical tensions, for example, in connection with the conflict between Russia and Ukraine and the related economic sanctions. However, following the unwind of the power managed services agreement with MTN South Africa and the new diesel-linked component included in our renewed contracts with MTN Nigeria, we have significantly reduced our exposure to diesel price fluctuations. The operational impact of the unwind is that the IHS South African business is no longer responsible for providing diesel or alternative power to tower sites other than electricity costs which are fully passed through to customers, while in Nigeria, we benefit from power indexation clauses which limit the impact in relation to increased diesel prices and conversely falling diesel prices.

Through our international operations, we are also exposed to foreign exchange risk arising from currency exposures other than the US Dollar, such as the BRL, NGN, RWF, XAF, XOF, ZAR and ZMW currencies. Any fluctuations in these foreign currency exchange rates could result in a material adverse effect on the cash flow and future profits.

Outstanding balances and advances under certain of our existing credit facilities bear interest at rates which vary depending on certain underlying or reference rates, such as the Secured Overnight Financing Rate, or SOFR, the Chicago Mercantile Exchange (CME) Term SOFR, the European interbank offered rate, or EURIBOR, the Nigerian Monetary Policy Rate, or MPR, the Central Bank of Kuwait’s Discount Rate, the Johannesburg Interbank Average Rate, or JIBAR, or the Brazilian interbank deposit rate, or CDI. Increases in such reference rates increase our interest expense, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. Such increases in interest rates could also have a material adverse effect on our cash flows and our ability to service our debt in the longer term. In addition, we may procure additional indebtedness at floating rates in the future.

In the past, governments have taken, and may in the future take, unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to financial markets. If these actions are not successful, the return of adverse economic conditions may cause a significant impact on our ability and the ability of our customers to raise capital, if needed, on a timely basis and on acceptable terms or at all.

To the extent that any macroeconomic issues could have a material adverse effect on our or our customers’ business, financial condition, results of operations and/or liquidity, it may also have the effect of heightening many of the other risks described in the “Risk Factors” section of our Annual Report.

Explanation of key line items in the historical consolidated statements of income

Revenue

Our revenue is derived from fees paid by our customers for services from our Colocation business and its ancillary managed services. The Colocation business involves the lease of space on our owned and operated towers and our fixed copper and fiber network infrastructure, which are shared by various MNOs and other communications service providers. A portion of Colocation arrangements for the rental of space on the towers, other assets on tower sites, on which the use of space is dependent, and the use of fixed copper and fiber network infrastructure dedicated to an individual customer is within the scope of IFRS 16 “Leases”. A portion of Colocation arrangements for the provision of services, energy charges and use of shared fixed copper and fiber network infrastructure is within the scope of IFRS 15 “Revenue from Contracts with Customers” as a provision of service. Revenue from leasing arrangements is recognized on a straight-line basis over the current lease term of the related lease agreements when collectability is reasonably assured. We also derive revenue from non-lease services, which includes maintenance, security and power supply for Towers owned by third parties. Non-lease revenue is recognized as the service is delivered at an amount that reflects the consideration to which we expect to be entitled in exchange for those services. Such revenue is recognized in the accounting period in which the services are rendered. We assess the probability that defaulting customers will not settle amounts billed and accordingly treat any component that we deem may not be collected as variable consideration, contingent upon the receipt of funds from the customer, an event that is not wholly within our control.

Cost of sales

Cost of sales consists of power generation (including diesel costs), ground lease rental, tower repairs and maintenance, depreciation and amortization in relation to sites and right of use assets, impairment of property, plant and equipment, intangible assets excluding goodwill and prepaid land rent, staff costs and other costs directly related to the provision of services to customers and other site related costs, such as security services, regulatory fees and license costs, insurance, including for customer and network-related assets. Depreciation of a tower is calculated using the straight-line method over an estimated useful life of 10 to 20 years.

Depreciation of alarms, batteries and generators are also calculated using the straight-line method over a range of estimated useful lives between one and five years, depending on the equipment. Right of use assets are depreciated on a straight-line basis over the shorter of the remaining estimated useful life of the tower and the lease term.

Administrative expenses

Administrative expenses are costs not directly related to the provision of services to customers, but which support our business as a whole. These overhead expenses primarily consist of administrative staff costs (including key management compensation), office rent and related property expenses, insurance, travel costs, professional fees, depreciation and amortization of administrative assets and right of use assets where such assets are leased, net loss or gains from sale of assets, allowance for trade and other receivables and other sundry costs. Administrative expenses also include other corporate overhead expenses related to our acquisition efforts and costs associated with new business initiatives.

Finance costs and income

Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.

Taxation

Taxation consists of income tax, education tax and deferred taxes. Income tax is calculated at the domestic tax rate applicable to profits in our respective countries of business. Current and deferred tax is recognized on taxes that are regarded as taxes on corporate income under relevant IFRS Accounting Standards.

Deferred income tax assets are recognized for deductible temporary differences, including tax losses carried forward, arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, but only to the extent that the realization of the related tax benefits are expected to be met through the reversal of taxable temporary differences and that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

Key Financial and Operational Performance Indicators

We believe that revenue growth, Adjusted EBITDA, Adjusted EBITDA Margin, the number of Towers in our portfolio and Colocation Rate are key measures to assess our financial and operational performance. These measures demonstrate our ability to grow and generate strong positive cash flows over time.

Adjusted EBITDA and Adjusted EBITDA Margin

We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items that have less bearing on our core operating performance such as interest expense and taxes. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

Towers

We measure the number of towers in our portfolio at a given time by counting the number of towers that we own or operate with at least one Tenant. The number of towers in our portfolio excludes towers for which we provide Managed Services. We have historically increased the number of towers in our portfolio through a combination of building New Sites, along with the acquisition of towers from MNOs and an independent tower company. Rationalizing the portfolio through decommissioning towers reduces the number of towers we own and operate.

Colocation Rate

We define Colocation Rate as the average number of Tenants per tower that we own or operate across our tower portfolio at a given point in time, excluding Managed Services. Colocation Rate is an important metric for assessing utilization and capacity on existing Towers. Our Colocation Rate is a key driver of our Adjusted EBITDA Margin, as the addition of further Tenants increases revenue for a proportionally smaller increase in power, our primary variable cost per site. Colocation is achieved at a relatively low incremental capital expense and is also attractive to our customers as it provides them with shorter deployment times for their equipment compared to New Site alternatives.

Reconciliation from loss for the period to Adjusted EBITDA and Adjusted EBITDA Margin

The following is a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable IFRS measure, which are loss and loss margins, respectively, for the periods presented:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023*	2024	2023*
	$'000	$'000	$'000	$'000

Loss for the period	(205,703)	(268,804)	(1,887,267)	(1,531,355)
Divided by total Revenue	420,282	467,023	1,273,403	1,615,755
Loss margin for the period	(48.9)%	(57.6)%	(148.2)%	(94.8)%
Adjustments:
Income tax expense	6,397	16,659	40,669	89,118
Finance costs(a)	350,825	271,595	2,163,157	1,816,864
Finance income(a)	(25,732)	(5,823)	(49,696)	(18,233)
Depreciation and amortization	91,308	104,931	266,040	340,381
Impairment of withholding tax receivables(b)	21,855	10,508	32,827	35,112
Impairment of goodwill	—	—	87,894	—
Business combination transaction costs	578	161	958	1,647
Impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent(c)	4,132	103,429	12,959	108,510
Net gain on disposal of property, plant and equipment	(1,270)	(386)	(3,562)	(952)
Share-based payment expense(d)	1,813	2,654	9,879	9,571
Insurance claims(e)	(11)	(32)	(51)	(310)
Other costs(f)	1,783	3,211	8,175	8,059
Other income	—	(1)	—	(59)
Adjusted EBITDA	245,975	238,102	681,982	858,353
Divided by total Revenue	420,282	467,023	1,273,403	1,615,755
Adjusted EBITDA Margin	58.5%	51.0%	53.6%	53.1%

*Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria (see note 21).

(a)	Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.
(b)	Revenue withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. Revenue withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(c)	Represents non-cash charges related to the impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent on the decommissioning of sites.
(d)	Represents expenses related to share-based compensation, which vary from period to period depending on timing of awards and changes to valuation inputs assumptions.
(e)	Represents insurance claims included as non-operating income.
(f)

Other costs for the three months ended September 30, 2024, included one-off consulting fees related to corporate structures and operating systems of $0.7 million (three months ended September 30, 2023: $1.7 million) and $5.2 million for the nine months ended September 30, 2024 (nine months ended September 30, 2023: $4.5 million); costs related to internal reorganization for the three months ended September 30, 2024, of $0.9 million (three months ended September 30, 2023: $0.6 million) and $2.7 million for the nine months ended September 30, 2024 (nine months ended September 30, 2023: $0.7 million); other one-off consulting services for the three months ended September 30, 2024, of $Nil (three months ended September 30, 2023: $0.7 million) and $Nil for the nine months ended September 30, 2024 (nine months ended September 30, 2023: $1.7 million); one-off professional fees related to financing for the three months ended September 30, 2024, of $0.1 million (three months ended September 30, 2023: $Nil) and $0.2 million for the nine months ended September 30, 2024 (nine months ended September 30, 2023: $0.2 million).

RESULTS OF OPERATIONS

The table below shows our consolidated results of operations for the three and nine month periods ended September 30, 2024 and 2023:

	Three months ended			Nine months ended
	September 30,	September 30,	Y on Y	September 30,	September 30,	Y on Y
	2024	2023 (1)	Growth	2024	2023 (1)	Growth
	$’000	$’000%		$’000	$’000%

Revenue	420,282	467,023	(10.0)	1,273,403	1,615,755	(21.2)
Adjusted EBITDA(2)	245,975	238,102	3.3	681,982	858,353	(20.5)
Loss for the period	(205,703)	(268,804)	23.5	(1,887,267)	(1,531,355)	(23.2)
Cash from operations	182,431	229,913	(20.7)	427,011	740,869	(42.4)
(1)	Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria (see note 21).
(2)	Adjusted EBITDA is a non-IFRS financial measure. See “Use of Non-IFRS financial measures” for additional information, definitions and a reconciliation to the most comparable IFRS measure.

Impact of Nigerian Naira devaluation

In mid-June 2023, the Central Bank of Nigeria implemented steps to unify the Nigerian foreign exchange market by replacing the old regime of multiple exchange rate segments into a single Investors and Exporters (“I&E”) window within which foreign exchange transactions would be determined by market forces and which was subsequently renamed NAFEM in October 2023. The Group uses the USD/NGN rate published by Bloomberg for Group reporting purposes.

As a result of the steps taken by the Central Bank of Nigeria, the Naira devalued between the period immediately prior to the announcement and the month end rate as of June 30, 2023. The Naira continued to devalue in the second half of 2023 and in January 2024, there was a further significant devaluation. During the second and third quarters of 2024, the Naira has continued to devalue but at a significantly slower rate as compared to the first quarter of 2024.

The table below summarizes the closing and average rates per period and related movements.

	Closing Rate	Closing Rate Movement (1)	Average Rate	Average Rate Movement (1)
	₦:$	$:₦	₦:$	$:₦
14 June 2023	472.3	—	—	—
30 June 2023	752.7	(37.3)%	508.0	—
30 September 2023	775.6	(2.9)%	767.7	(33.8)%
31 December 2023	911.7	(14.9)%	815.0	(5.8)%
31 March 2024	1,393.5	(34.6)%	1,315.9	(38.1)%
30 June 2024	1,514.3	(8.0)%	1,391.8	(5.4)%
30 September 2024	1,669.1	(9.3)%	1,601.0	(13.1)%
(1)	Movements presented for each period are between that period’s rate and the preceding period rate and are calculated as a percentage of the period’s rate.

Due to the Naira devaluation, Revenue and segment Adjusted EBITDA were negatively impacted by $264.7 million and $172.4 million, respectively, in the third quarter of 2024, based on the average rate used in that quarter compared to the third quarter of 2023 average rate. At the same time, there were contract resets that partially offset the negative foreign exchange impact on Revenue and segment Adjusted EBITDA. In addition, the Naira devaluation resulted in an impact on finance costs, specifically related to net unrealized foreign exchange losses on financing of $232.1 million in our Nigeria segment in the third quarter of 2024. This is due to the USD denominated internal shareholder loans from Group entities to Nigeria and USD denominated third party debt. As the functional currency of the Nigeria businesses is NGN, these USD balances have been revalued in NGN using the rate as of September 30, 2024, resulting in an increase in unrealized loss on foreign exchange. Significant non monetary assets held in Naira have also been impacted by retranslation in the condensed consolidated financial statements, resulting in a $307.9 million reduction in the property, plant and equipment balance at September 30, 2024 compared to December 31, 2023.

Revenue

Revenue for the three month period ended September 30, 2024 (“third quarter”) of $420.3 million declined 10.0% year-on-year. Organic revenue(1) increased by $229.0 million year-on-year during the third quarter, or 49.0%, driven primarily by foreign exchange resets and escalations in addition to continued growth in Tenants, Lease Amendments and New Sites. This growth was partially offset by the initial impact of the new financial terms in the renewed and extended contracts with MTN Nigeria, signed during the third quarter. Aggregate inorganic revenue growth was $0.1 million, which primarily related to the sixth stage of the Kuwait Acquisition. The increase in organic revenue was more than offset by the non-core impact of negative movements in foreign exchange rates of $275.9 million, or 59.1%, of which $264.7 million was due to the devaluation of the NGN.

Revenue for the nine month period ended September 30, 2024 (“year-to-date”) of $1,273.4 million declined 21.2% year-on-year. Year-to-date Organic revenue(1) increased by $821.3 million year-on-year, or 50.8%, driven primarily by foreign exchange resets and escalations in addition to continued growth in Tenants, Lease Amendments and New Sites. This growth was partially offset by the initial impact of the new financial terms in the renewed and extended contracts with MTN Nigeria, signed during the third quarter. Aggregate inorganic revenue growth was $1.3 million, which primarily related to the sixth stage of the Kuwait Acquisition. The increase in organic revenue was more than offset by the non-core impact of negative movements in foreign exchange rates of $1,164.9 million, or 72.1%, of which $1,134.9 million was due to the devaluation of the NGN.

Refer to the revenue component of the segment results section of this discussion and analysis for further details.

For the third quarter, the net increase in Towers was 911 year-on-year, resulting in total Towers of 40,650 at the end of the period, and primarily resulted from the addition of 1,346 New Sites (including 210 reintegrated towers in 3Q24 from our smallest Key Customer in Nigeria), partially offset by 350 Churned, 59 net divestiture from Latam and 26 decommissioned. We added 1,119 net new Tenants year-on-year (including 529 Churned Tenants in 3Q24 from our smallest Key Customer in Nigeria on which we were not recognizing revenue), resulting in total Tenants of 60,315 and a Colocation Rate of 1.48x at the end of the third quarter. Year-on-year, we added 4,135 Lease Amendments, driven primarily by 5G and fiber upgrades, resulting in total Lease Amendments of 39,389 at the end of the third quarter.

(1)	Refer to “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the definition of organic revenue and additional information.

Adjusted EBITDA

Adjusted EBITDA for the third quarter was $246.0 million, reaching an Adjusted EBITDA margin of 58.5%. Adjusted EBITDA increased 3.3% year-on-year in the third quarter reflecting the decrease in revenue discussed above, more than offset by a decrease in cost of sales. The reduction in cost of sales was primarily driven by a decrease in regulatory fees of $12.1 million, primarily relating to a review of the current and historical license obligations in the SSA segment, and a decrease in tower repairs and maintenance costs, power generation costs, security services costs, and staff costs of  $7.4 million, $5.5 million, $4.4 million, and $1.5 million respectively. The $11.1 million reduction in other cost of sales primarily relates to FX losses on goods in transit in Nigeria during the third quarter of 2023.

Adjusted EBITDA was $682.0 million year-to-date, reaching an Adjusted EBITDA margin of 53.6%. Year-to-date Adjusted EBITDA decreased 20.5% year-on-year reflecting the decrease in revenue discussed above, partially offset by a decrease in cost of sales. The reduction in cost of sales was primarily driven by a decrease in tower repairs and maintenance costs, power generation costs, security services costs, regulatory fees and staff costs of $40.3 million, $40.0 million, $20.6 million, $18.7 million and $6.8 million respectively.

Loss for the period

Loss for the period in the third quarter of 2024 was $205.7 million, compared to a loss of $268.8 million for the third quarter of 2023. This equates to a reduction of loss of $63.1 million year-on-year, which was primarily due to a reduction in impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent of $99.3 million primarily driven by power equipment assets in our SSA segment being classified as assets held for sale and remeasured at fair value less cost to sell in the third quarter of 2023 coupled with an increase in the net gain on the fair value of embedded options of $24.3 million which is driven by the increase in the market value of the Existing 2027 Senior Notes which increased the value of the embedded call options within these notes. This was partially offset by higher finance costs of $79.2 million driven by an increase in the unrealized net foreign exchange losses arising from financing as a result of the devaluation of the NGN, as well as a decrease in revenue as discussed above.

The year-on-year increase in the loss for the year-to-date of $355.9 million is primarily driven by higher financing costs of $346.3 million primarily due to an increase in the unrealized net foreign exchange losses arising from financing linked to the devaluation of the NGN coupled with a decrease in revenue of $342.4 million. In addition, there was an increase in impairment of goodwill of $87.9 million related to the Latam tower business which was recognized in the first quarter of 2024. This was partially offset by reductions in impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent of $98.4 million, as well as decreases in depreciation, power generation, tower repairs and maintenance of $71.3 million, $40.0 million and $40.3 million respectively. In addition, there was a gain on the fair value of embedded options of $29.6 million as a result of the movements in the embedded call options within our Existing 2027 Senior Notes.

SEGMENT RESULTS

Revenue and Adjusted EBITDA by segment

For each of our reportable segments, the tables below show Revenue and Segment Adjusted EBITDA, our key profitability measure used to assess the performance of our reportable segments, for the three month and nine month periods ended September 30, 2024 and 2023:

Revenue

	Three months ended			Nine months ended
	September 30,	September 30,		September 30,	September 30,
	2024	2023	Change	2024	2023	Change
	$'000	$'000%		$'000	$'000%

Nigeria	242,290	271,394	(10.7)	739,596	1,060,964	(30.3)
SSA	120,139	133,481	(10.0)	359,669	379,034	(5.1)
Latam	45,148	51,883	(13.0)	139,385	145,876	(4.4)
MENA	12,705	10,265	23.8	34,753	29,881	16.3
Total revenue	420,282	467,023	(10.0)	1,273,403	1,615,755	(21.2)

Adjusted EBITDA

	Three months ended				Nine months ended
	September 30,	September 30,			September 30,	September 30,
	2024	2023	(1)	Change	2024	2023	(1)	Change
	$'000	$'000%			$'000	$'000%

Nigeria	158,900	164,152		(3.2)	433,160	655,476		(33.9)
SSA	81,046	66,285		22.3	227,154	194,701		16.7
Latam	33,798	38,163		(11.4)	100,922	104,665		(3.6)
MENA	8,014	5,155		55.5	20,253	14,205		42.6
Unallocated corporate expenses(2)	(35,783)	(35,653)		(0.4)	(99,507)	(110,694)		10.1
Total Adjusted EBITDA	245,975	238,102		3.3	681,982	858,353		(20.5)
(1)	Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria (see note 21).
(2)	Unallocated corporate expenses primarily consist of costs associated with centralized Group functions including Group executive, legal, finance, tax and treasury services.

Nigeria

Third quarter revenue decreased 10.7% year-on-year to $242.3 million. Organic revenue increased by $235.6 million, or 86.8%, driven primarily by foreign exchange resets and diesel prices, as well as continued growth in revenue from Colocation and Lease Amendments, partially offset by a reduction in revenues related to the new financial terms in the renewed contracts with MTN Nigeria, signed during the third quarter of 2024. The reported decrease in revenue was primarily driven by the impact of negative movements in foreign exchange rates with an average Naira rate of ₦1,601 to $1.00 in the third quarter of 2024 compared to the average rate of ₦768 to $1.00 in the third quarter of 2023. This led to a non-core decline of $264.7 million, or 97.5% year-on-year, a smaller decline compared to that which we reported during the second quarter of 2024 given the third quarter of 2023 was a period impacted by the significant devaluation of June 2023 but yet to benefit from our contracts resetting in the fourth quarter of 2023.

Year-to-date revenue decreased 30.3% year-on-year to $739.6 million primarily driven by movements in organic revenue, which increased by $813.6 million, or 76.7%, driven primarily by foreign exchange resets and diesel prices, as well as continued growth in revenue from Colocation and Lease Amendments, partially offset by a reduction in revenues related to the new financial terms in the renewed contracts with MTN Nigeria, signed during the third quarter. The reported decrease in revenue was primarily driven by the non-core impact of negative movements in foreign exchange rates of $1,134.9 million, 107.0% year-on-year.

During the third quarter, Tenants decreased by 279 year-on-year, with growth of 535 from Colocation and 96 from New Sites, more than offset by 910 Churned (which includes, for the third quarter of 2024, 529 Tenants occupied by our smallest Key Customer on which we were not recognizing revenue), while Lease Amendments increased by 1,601 primarily due to 3G, 5G and fiber upgrades.

Segment Adjusted EBITDA for the third quarter declined 3.2% year-on-year to $158.9 million, for a margin of 65.6%. The year-on-year decline in segment Adjusted EBITDA for the third quarter primarily reflects the decrease in revenue discussed above, partially offset by a reduction in cost of sales, despite a year-on-year increase in the cost of diesel in the third quarter of $4.9 million. The reduction in cost of sales was primarily driven by a decrease in tower repairs and maintenance costs of $4.4 million and security services costs ($2.0 million), due to the movements in foreign exchange rates discussed above. The decrease was also driven by a reduction in the USD equivalent amounts of regulatory fees ($1.6 million) and staff costs ($1.2 million). These are solely due to the Naira devaluation discussed above, even though the underlying local costs increased during the period. The $9.6 million reduction in other cost of sales, respectively, primarily relates to the foreign exchange losses on goods in transit in Nigeria during the third quarter.

Segment Adjusted EBITDA declined 33.9% year-on-year to $433.2 million, for a margin of 58.6%. The year-on-year decline in segment Adjusted EBITDA year-to-date primarily reflects the decrease in revenue discussed above, partially offset by a reduction in cost of sales. The reduction in cost of sales was primarily driven by a decrease in tower repairs and maintenance costs of $25.3 million and the movements in foreign exchange rates discussed above. The decrease was also driven by a reduction in the USD equivalent amounts for the cost of diesel ($27.4 million), security services costs ($9.1 million), regulatory fees ($7.9 million) and staff costs ($5.8 million). These are solely due to the Naira devaluation discussed above, even though the underlying local costs increased during the period.

SSA

Third quarter revenue decreased 10.0% year-on-year to $120.1 million, primarily driven by movements in organic revenue, which decreased by $8.3 million, or 6.2%, due to factors including lower power pass through revenues being recognized after the changes in our agreements with MTN South Africa on the power managed services business. These changes to power pass through revenue have no impact on Adjusted EBITDA. Other factors impacting organic revenue include growth in Tenants, New Sites and Lease Amendments, together with escalations and foreign exchange resets. The overall decrease in revenue in the third quarter was also impacted by the non-core impact of negative movements in foreign exchange rates of $5.0 million, or 3.8%.

Year-to-date revenue decreased 5.1% year-on-year to $359.7 million. Organic revenue increased by $4.3 million as escalations and foreign exchange resets were only partially offset by lower power pass through revenues being recognized after the changes in our agreements with MTN South Africa on the power managed services business.  These changes to power pass through revenue have no impact on Adjusted EBITDA. The overall decrease in revenue was also impacted by the non-core impact of negative movements in foreign exchange rates of $23.6 million, or 6.2%.

During the third quarter, Tenants increased by 729 year-on-year, including 664 from Colocation, 144 from New Sites and 79 from Churn, while Lease Amendments increased by 2,061.

Segment Adjusted EBITDA for the third quarter grew 22.3% year-on-year to $81.0 million, for a margin of 67.5%. The year-on-year increase in segment Adjusted EBITDA for the third quarter primarily reflects a decrease in cost of sales of $26.7 million, driven by reduced regulatory fees ($10.5 million) primarily relating to a review of the current and historical license obligations, and reduced tower repairs, maintenance costs security services costs and power generation costs of $3.0 million, $2.9 million and $9.5 million respectively, primarily due to the changes in our agreements with MTN South Africa discussed above. The impact on our third quarter cost of sales from these changes with MTN South Africa was reduced compared to the impact in the second quarter of 2024, driven by the one-off adjustments captured in the second quarter of 2024 relating to previous periods. This was partially offset by the decrease in revenue during the period.

Segment Adjusted EBITDA grew 16.7% year-on-year to $227.2 million, for a margin of 63.2%. The year-on-year increase in segment Adjusted EBITDA for the third quarter and year-to-date primarily reflects a decrease in cost of sales of $49.5 million, driven by regulatory fees ($10.8 million) and reduced tower repairs and maintenance costs ($15.6 million), security services costs ($12.0 million), and power generation costs of $10.5 million primarily due to the changes in our agreements with MTN South Africa discussed above. This was partially offset by the decrease in revenue during the period.

Latam

Third quarter revenue decreased 13.0% year-on-year to $45.1 million and was primarily driven by the non-core impact of negative movements in foreign exchange rates of $6.2 million, or 11.9%. Organic revenue declined 0.6% in the quarter, or $0.3 million, driven by a reduction in revenues from our customer Oi S.A. (“Oi”) in Brazil as a result of their judicial recovery proceedings, partially offset by continued growth in Tenants, Lease Amendments and New Sites.

Year-to-date revenue decreased 4.4% year-on-year to $139.4 million and was driven by the non-core impact of negative movements in foreign exchange rates of $6.4 million, or 4.4%. This was partially offset by organic revenue which grew 0.2% ($0.2 million), despite a reduction in revenues from our customer Oi S.A. (“Oi”) in Brazil as a result of their judicial recovery proceedings.

During the third quarter, Tenants increased by 657 year-on-year, including 793 from New Sites and 236 from Colocation, partially offset by 311 Churned and net divestiture of 61, primarily due to the disposal of Peru, while Lease Amendments increased by 201.

Third quarter segment Adjusted EBITDA declined 11.4% to $33.8 million and primarily reflects the decrease in revenue discussed above, as well as an increase in security services costs of $0.4 million, partially offset by a reduction in power generation costs and site rental costs of $0.4 million and $0.3 million, respectively.

Year-to-date segment Adjusted EBITDA declined 3.6% to $100.9 million and primarily reflects the decrease in revenue discussed above, and an increase in power generation costs and tower repair and maintenance costs of $1.1 million and $0.5 million, respectively, partially offset by a decrease in site rental costs of $2.5 million.

MENA

Third quarter revenue increased 23.8% year-on-year to $12.7 million driven primarily by New Sites, Lease Amendments and escalations. Revenues grew inorganically in the period by $0.4 million, or 3.6%, driven primarily by the sixth stage of the Kuwait Acquisition, completed in August 2023.

Year-to-date revenue increased 16.3% year-on-year to $34.8 million driven primarily by New Sites, Lease Amendments, and escalations. Revenues grew inorganically in the period by $1.6 million, or 5.5%, driven primarily by the sixth stage of the Kuwait Acquisition, completed in August 2023.

During the third quarter, Tenants increased by 12 year-on-year, including 21 from New Sites, partially offset by 9 Churned, while Lease Amendments increased by 272.

Segment Adjusted EBITDA was $8.0 million for the third quarter, an increase of 55.5% year-on-year. The increase in segment Adjusted EBITDA primarily reflects the increase in revenue discussed above.

Segment Adjusted EBITDA was $20.3 million year-to-date, an increase of 42.6% year-on-year. The increase in segment Adjusted EBITDA primarily reflects the increase in revenue discussed above.

CAPITAL EXPENDITURE

For each of our reportable segments, below is the capital expenditure for the three month and nine month periods ended September 30, 2024 and 2023:

	Three months ended			Nine months ended
	September 30,	September 30,	Y on Y	September 30,	September 30,	Y on Y
	2024	2023 (1)	Growth	2024	2023 (1)	Growth
	$’000	$’000%		$’000	$’000%

Nigeria	(21,358)	(30,778)	(30.6)	(57,193)	(249,518)	(77.1)
SSA	(11,307)	(11,318)	(0.1)	(21,079)	(62,421)	(66.2)
Latam	(31,793)	(56,999)	(44.2)	(92,194)	(136,994)	(32.7)
MENA	(771)	(1,244)	(38.0)	(1,196)	(4,579)	(73.9)
Other	(1,231)	(542)	127.1	(1,610)	(1,907)	(15.6)
Total capital expenditure	(66,460)	(100,881)	(34.1)	(173,272)	(455,419)	(62.0)
(1)	Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria (see note 21).

During the third quarter of 2024, capital expenditure (“Total Capex”) was $66.5 million, compared to $100.9 million for the third quarter of 2023. The decrease is driven by lower capital expenditure across our four reportable segments reflecting the actions we are taking to improve cash generation and to narrow our focus to projects that we expect will deliver the highest returns.

Nigeria

The 30.6% year-on-year decrease for the third quarter was primarily driven by decreases of $6.0 million related to Project Green capital expenditure given the investment planned for this project is now largely complete, $5.2 million related to fiber business capital expenditure and $2.2 million related to augmentation capital expenditure, partially offset by a $2.2 million increase related to maintenance capital expenditure.

The 77.1% year-on-year decrease year-to-date was primarily driven by decreases of $82.0 million related to Project Green capital expenditure, $54.7 million related to maintenance capital expenditure, $29.2 million related to augmentation capital expenditure and $20.7 million related to fiber business capital expenditure, respectively.

SSA

The 0.1% year-on-year decrease for the third quarter was primarily driven by decreases of $1.5 million in maintenance capital expenditure and $1.1 million in refurbishment capital expenditure, offset by a $2.0 million increase in augmentation capital expenditure.

The 66.2% year-on-year decrease year-to-date was primarily driven by decreases of $20.8 million in refurbishment capital expenditure, $9.2 million in maintenance capital expenditure, $8.7 million in corporate capital expenditure, and $6.7 million related to New Site capital expenditure, partially offset by a $4.5 million increase in other capital expenditure.

Latam

The 44.2% year-on-year decrease for the third quarter was primarily driven by decreases related to New Sites capital expenditure ($13.5 million), fiber business capital expenditure ($10.4 million), corporate capital expenditure ($2.4 million) and purchase of land for new or existing sites ($1.5 million).

The 32.7% year-on-year decrease year-to-date was primarily driven by decreases related to fiber business capital expenditure ($24.0 million), New Sites capital expenditure ($13.3 million), corporate capital expenditure ($6.3 million) and purchase of land for new or existing sites ($4.6 million).

MENA

The 38.0% year-on-year decrease for the third quarter was primarily due to a decrease in New Sites capital expenditure ($0.6 million) and maintenance capital expenditure ($0.2 million), partially offset by an increase in other capital expenditure ($0.2 million) and refurbishment capital expenditure ($0.2 million).

The 73.9% year-on-year decrease year-to-date was primarily due to a decrease in New Sites capital expenditure ($2.1 million), other capital expenditure ($0.6 million) and maintenance capital expenditure ($0.5 million).

FINANCING ACTIVITIES FOR PERIOD JANUARY 1, 2024 TO SEPTEMBER 30, 2024

CIV (2023) Term Loan

In February 2024, a first draw down of €56.1 million (approximately $62.6 million) and XOF 7,109.0 million (approximately $12.1 million) was made by IHS Côte d’Ivoire S.A. under the CIV (2023) Term Loan. These proceeds were applied towards, inter alia, the full prepayment of the entity’s pre-existing borrowings maturing in June 2024 and for general corporate purposes.

In June 2024, the remaining €31.9 million (approximately $35.6 million) and XOF 4,042.3 million (approximately $6.9 million) were drawn down on this term loan. These proceeds were applied towards general corporate purposes.

IHS Holding (2022) Bullet Term Loan Facility

In March 2024, the available commitments under the Company’s October 2022 loan facility were voluntarily reduced by $70.0 million and the remaining available commitments of $60.0 million were drawn down in April 2024, with the proceeds were applied towards general corporate purposes, resulting in the facility being fully drawn at $430.0 million.

IHS Holding (2024) Term Facility

In March 2024, the Company entered into a $270.0 million loan agreement with Standard Chartered Bank (Singapore) Limited as the original lender. This facility is scheduled to terminate in March 2026 and is repayable in installments.

The applicable interest rate per annum is Term SOFR, plus a margin ranging from 4.50% to 7.00% per annum over the duration of facility, based on the relevant margin step-up date.

This facility was fully drawn in March 2024 and the majority of the proceeds have been applied toward the repayment of the Letter of Credit Facilities in Nigeria.

IHS Brasil - Cessão de Infraestruturas S.A. and I-Systems Soluções de Infraestrutura S.A. 2024 Debentures

In June 2024, IHS Brasil - Cessão de Infraestruturas S.A. and I-Systems Soluções de Infraestrutura S.A. issued debentures for BRL 300.0 million (approximately $55.2 million) and BRL 160.0 million (approximately $29.4 million), respectively. These debentures amortize, starting from July 2026 and November 2026, semi-annually until maturity in July 2032 and May 2032, respectively.

Both debentures are secured by a pledge over the bank account where the companies’ receivables are deposited. In addition, the IHS Brasil - Cessão de Infraestruturas S.A. debentures are secured by a pledge over all shares owned by IHS Netherlands BR B.V. in IHS Brasil - Cessão de Infraestruturas S.A.

The applicable interest rate on these debentures is CDI plus 2.80% and CDI plus 2.10%, respectively. The proceeds were applied towards general corporate purposes including working capital purposes.

Nigeria (2023) Term Loan and Nigeria (2023) Revolving Credit Facility

In August 2024, the cap of 24%, to which the floating interest rates per annum were subject in the NGN 165.0 billion (approximately $98.9 million) loan and the NGN 55.0 billion (approximately $33.0 million) facility, both entered into in January 2023, was amended to 27%.

FINANCING ACTIVITIES AFTER THE REPORTING PERIOD ENDED SEPTEMBER 30, 2024

IHS Holding (2024) dual-tranche Bullet Term Loan Facility

In October 2024, IHS Holding Limited entered into and drew down on a dual-tranche $255.0 million and ZAR 3,246.0 million loan agreement (together totaling approximately $438.6 million). This syndicated facility is scheduled to terminate in October 2029. The majority of the proceeds have been applied toward the repayment of the IHS Holding (2022) Bullet Term Loan Facility.  The applicable interest rate on the dollar tranche is Term SOFR, plus a margin of 4.50% and on the ZAR tranche is JIBAR, plus a margin of 4.50%.

IHS Holding (2022) Bullet Term Loan Facility

In October 2024, the outstanding principal amount of $430.0 million under this facility was fully repaid with the proceeds from the IHS Holding (2024) dual-tranche Bullet Term Loan Facility described above.

INDEBTEDNESS

	September 30,	December 31,
	2024	2023
	$’000	$’000

Non‑current
Senior Notes	1,934,817	1,930,457
Bank borrowings	1,419,945	1,126,239
	3,354,762	3,056,696
Current
Senior Notes	22,708	26,912
Bank borrowings	146,665	107,110
Bank overdraft	—	675
Letters of credit	7,623	319,454
	176,996	454,151

Total borrowings	3,531,758	3,510,847

Refer to note 15 to the interim financial statements for further details on our indebtedness.

LIQUIDITY AND CAPITAL RESOURCES

We generally fund our operations, which include operating expenses and debt service requirements (principal and interest payments), through cash flow from operating activities. We have historically funded acquisitions and other investments in our business, including large scale New Site construction and site improvements, from a combination of external equity raised from shareholders, long-term debt financings and internally generated cash from operations. External equity funding was raised at the IHS Holding Limited level, where it was held in U.S. dollars until required by operating subsidiaries or for acquisitions. As and when operating subsidiaries required these funds, the funding was allocated typically through intercompany loans to those subsidiaries. The proportion of intercompany loans to equity is unique to each operation and determined by commercial funding requirements, local taxation and corporate legislation.

As of September 30, 2024, we had $720.3 million of total liquidity, which was equal to our unrestricted cash and cash equivalents of $397.5 million, availability under the IHS Holding RCF of $300.0 million, and approximately $22.8 million of availability under other local facilities within the Group.

Our centralized treasury team supervises our cash management. Our cash and cash equivalents are generated within our operating subsidiaries and held either locally or up-streamed to IHS Holding Limited (or intermediaries thereof). As a holding company, our only source of cash to pay our obligations will be distributions with respect to our ownership interests in our subsidiaries or repayment of intercompany loans from (i) the net earnings and cash flow generated by these subsidiaries and (ii) any excess funds from the refinancing of operating company debt financings. For the nine months ended September 30, 2024, the Nigeria Group upstreamed $117.9 million to IHS Holding Limited, with further upstreaming from the Nigeria Group after the end of the nine months ended September 30, 2024.

We believe that our available liquidity and cash from operations will be sufficient to satisfy our operating expenses, debt service, capital expenditure requirements and organic growth strategies for a period of at least 12 months from the date of issuance of these results. However, our ability to satisfy our operating expenses, debt service, capital requirements and growth strategies will depend on our future performance, which is subject to general economic, financial, competitive, regulatory and other factors, including those described in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2023 (the “2023 Annual Report”). If we are unable to generate sufficient cash flow from operating activities in the future, we may have to obtain additional financing. If we obtain additional capital by issuing equity, the current interests of our existing shareholders will be diluted. If we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. There can be no assurance that such financing will be available to us on commercially reasonable terms or at all.

Additionally, we continuously review our capital structure as well as our funding and maturity profile. As part of this review, we regularly explore opportunities in the global capital markets to try to optimize our funding profile and our mix of funding sources, as well as to try to ensure that we are well positioned for any refinancing or other opportunities, including for our 2026 and 2027 Notes and our other facilities. We may also, from time to time, consider debt and/or equity repurchase programs, whether in the open market or otherwise, subject to market conditions.

The information in this section updates as of September 30, 2024, the “Liquidity and Capital Resources” section of the 2023 Annual Report and should be read in conjunction with that report.

MOVEMENTS IN CASH AND CASH EQUIVALENTS DURING THE PERIOD

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023 (1)	2024	2023 (1)
	$’000	$’000	$’000	$’000

Net cash generated from operating activities	174,467	220,253	384,997	693,988
Net cash (used in)/generated from investing activities	(44,517)	(183,605)	7,520	(628,723)
Net cash used in financing activities	(178,692)	(29,115)	(230,302)	(11,806)
Net (decrease)/increase in cash and cash equivalents	(48,742)	7,533	162,215	53,459
Cash and cash equivalents at beginning of period	445,713	433,048	293,823	514,078
Effect of movements in exchange rates on cash	528	(15,145)	(58,539)	(142,101)
Cash and cash equivalents at end of period	397,499	425,436	397,499	425,436
(1)	Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria (see note 21).

Net cash generated from operating activities

The year-on-year decrease for the third quarter was $45.8 million which was primarily driven by an increased outflow in working capital of $50.6 million (inclusive of a withholding tax receivable increase of $20.2 million).

The year-on-year decrease for the year-to-date was $309.0 million which was primarily driven by a decrease in cashflow from operating income before working capital changes of $184.1 million and an increased outflow from working capital changes of $129.8 million.

Net cash (used in)/generated from investing activities

The year-on-year positive movement for the third quarter was primarily due to lower capital expenditure for property, plant and equipment (including advance payments) of $76.8 million and lower net short-term deposits of $43.2 million.

The year-on-year positive movement for the year-to-date was primarily due to lower net short-term deposits of $319.4 million and a lower capital expenditure for property, plant and equipment (including advance payments) of $283.1 million.

Net cash used in financing activities

The year-on-year negative movement for the third quarter was primarily due to decreases in net loan principal receipts from third parties of $151.2 million.

The year-on-year negative movement for the year-to-date was primarily due to a decrease in net loan principal receipts from third parties of $186.8 million, higher interest paid of $28.9 million and higher net settlements on derivatives of $29.0 million.

OPERATING INCOME

The year-on-year increase in operating income for the third quarter of 2024 was $112.2 million of which $7.9 million related to the increase in Adjusted EBITDA (described previously). The remaining increase was primarily due to a $99.3 million reduction in impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent, the majority of which related to power equipment assets in our SSA segment being classified as assets held for sale and remeasured at fair value less cost to sell in the third quarter of 2023.

Operating income for the year-to-date decreased by $89.5 million mainly due to the $176.4 million decrease in Adjusted EBITDA (described previously) and the $87.9 million goodwill impairment related to the Latam tower business which was recognized in the first quarter of 2024, partially offset by a $98.4 million reduction in impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent which primarily due to our SSA segment discussed above, as well as a $74.3 million reduction in depreciation and amortization largely due to the devaluation of the NGN.

FINANCE INCOME AND COSTS

The table below shows our finance income and costs for the three month and nine month periods ended September 30, 2024 and 2023:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023 (1)	2024	2023 (1)
	$’000	$’000	$’000	$’000

Fair value gain on embedded options	19,030	—	29,630	—
Interest income - bank deposits	5,017	5,761	12,851	17,338
Net foreign exchange gain arising from derivative instruments - unrealized	1,307	—	6,985	—
Net foreign exchange gain arising from financing - realized	378	—	—	—
Fair value gain on interest rate caps	—	62	230	475
Net foreign exchange gain arising from derivative instruments - realized	—	—	—	420
Finance income	25,732	5,823	49,696	18,233

Net foreign exchange loss arising from financing - unrealized	236,028	128,087	1,779,460	1,281,497
Interest expenses - third party loans	85,503	95,500	257,425	270,491
Interest and finance charges paid/payable for lease liabilities	17,002	16,121	51,110	47,323
Interest expense - withholding tax paid on bond interest	4,625	4,233	11,771	10,974
Net foreign exchange loss on derivative instruments - realized	2,855	—	23,209	—
Fees on loans and financial derivatives	2,485	6,462	10,402	12,395
Unwinding of discount on decommissioning liability	2,293	2,360	6,831	6,941
Fair value loss on interest caps	34	—	—	—
Net foreign exchange loss arising from financing - realized	—	10,325	22,949	117,377
Fair value loss on embedded options	—	5,260	—	4,510
Net foreign exchange loss on derivative instruments - unrealized	—	3,247	—	65,356
Finance costs	350,825	271,595	2,163,157	1,816,864
Net finance costs	325,093	265,772	2,113,461	1,798,631
(1)	Revised to reflect an adjustment related to the accounting treatment of foreign exchange on goods in transit in Nigeria (see note 21).

Overall, our Finance Income and Costs are typically driven by foreign exchange movements arising on our commercial bank loans, intercompany loans and letters of credit denominated in U.S. dollars at the subsidiary level as a result of loan revaluations in local functional currency at period ends. In addition, these changes also arise on commercial bank loans and intercompany loans denominated in foreign currency at the group level as a result of loan revaluations in local functional currency at period ends.

Net finance costs for the third quarter of 2024 increased by $59.3 million. The primary driver for the increase was due to the net foreign exchange losses arising from financing (realized and unrealized) of $97.2 million which was due to movements in NGN. This was partially offset by an increase in the net gain on the fair value of embedded options of $24.3 million which is driven by the increase in the market value of the Existing 2027 Senior Notes which increased the value of the embedded call options within these notes.

Net finance costs for the year-to-date increased by $314.8 million which was primarily driven by the increase in net foreign exchange losses arising from financing (realized and unrealized) of $403.5 million due to movements in the NGN. This was partially offset by an increase in the net gain on foreign exchange arising from derivative instruments (realized and unrealized) of $48.7 million primarily due to the contractual rate resets on the NGN foreign exchange swaps. The net increase in finance costs was further reduced by the net gain on the fair value of embedded options of $34.1 million as a result of the movements in the embedded call options within our Existing 2027 Senior Notes discussed above.

INCOME TAX (BENEFIT)/EXPENSE

The table below shows our income tax expense for the three month and nine month periods ended September 30, 2024 and 2023:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000

Current taxes	2,473	28,567	45,109	91,484
Deferred income taxes	3,924	(11,908)	(4,440)	(2,366)
Total taxes	6,397	16,659	40,669	89,118

The year-on-year decrease in current income tax expense for the third quarter of $26.1 million was primarily driven by a decrease in our Nigeria segment of $19.6 million.

The year-on-year decrease in current income tax expense for the year-to-date of $46.4 million was primarily driven by a decrease in our Nigeria segment of $41.4 million.

The year-on-year increase in deferred tax expense for the third quarter was primarily due to an increase in our Nigerian segment of $7.9 million and our SSA segment of $6.0 million.

The year-on-year increase in deferred tax credit for the year-to-date was primarily due to increase in deferred tax benefits in our Latam segments of $24.7 million, offset by our Nigeria and SSA segments of $13.3 million and $3.6 million, respectively.

OFF BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT JUDGMENTS AND ESTIMATES

The preparation of our financial information requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances.

Our critical accounting policies are described under the heading “Critical Accounting Policies and Significant Judgments and Estimates” in our 2023 Annual Report and the notes to the audited financial statements in our 2023 Annual Report. There were no material changes to our critical accounting policies and estimates from those discussed in our Annual Report.

Refer to note 3 to the unaudited condensed consolidated interim financial statements that appear elsewhere in this report for further detail.

For a summary of all of our significant accounting policies, see note 2 to the unaudited condensed consolidated interim financial statements for the period ended September 30, 2024.

RECENT ACCOUNTING PRONOUNCEMENTS

New standards and interpretations not yet adopted are also disclosed in note 2.4 to the unaudited condensed consolidated interim financial statements included elsewhere in this report.